AGREEMENT AND PLAN OF REORGANIZATION

BETWEEN

MIDWEST BANC HOLDINGS, INC.

AND

COVEST BANCSHARES, INC.

DATED AS OF NOVEMBER 1, 2002

I. THE MERGER
1.01 Effects of the Merger.
1.02 Midwest Common Stock.
1.03 CoVest Securities.
1.04 Termination.
1.05 Adjustments
1.06 Time and Place of Closing.
1.07 Midwest’s Deliveries at Closing.
1.08 CoVest’s Deliveries at Closing.
1.09 Exchange of CoVest Common Stock.
1.10 Dissenting Shares.
1.11 Merger of the Bank.
II. REPRESENTATIONS AND WARRANTIES OF MIDWEST
2.01 Organization.
2.02 Authorization.
2.03 Conflicts.
2.04 Capitalization.
2.05 Litigation.
2.06 Midwest Subsidiaries.
2.07 Midwest Financial Statements; Material Changes.
2.08 Midwest Filings.
2.09 Midwest Reports.
2.10 Compliance With Laws.
2.11 Taxes.
2.12 Defaults.
2.13 Undisclosed Liabilities.
2.14 Loans; Investments.
2.15 Allowance for Loan Losses.
2.16 Midwest Benefit Plans.
2.17 Insurance.
2.18 Compliance with Environmental Laws.
2.19 Assets.
2.20 Fees.
2.21 Governmental Approvals.
2.22 Disclosure.
2.23 No Other Representation or Warranty.
III. REPRESENTATIONS AND WARRANTIES OF COVEST
3.01 Organization.
3.02 Authorization.
3.03 Conflicts.
3.04 Antitakeover Provisions Inapplicable.
3.05 Capitalization.
3.06 CoVest Financial Statements; Material Changes.
3.07 CoVest Subsidiaries.
3.08 CoVest Filings.
3.09 CoVest Reports.
3.10 Compliance With Laws.
3.11 Litigation.
3.12 Licenses.
3.13 Taxes.
3.14 Insurance.
3.15 Loans; Investments.
3.16 Allowance for Loan Losses.
3.17 CoVest Benefit Plans.
3.18 Compliance with Environmental Laws.
3.19 Disclosure Schedule of CoVest.
3.20 Defaults.
3.21 Materiality.
3.22 Operations Since June 30, 2002.
3.23 Corporate Records.
3.24 Undisclosed Liabilities.
3.25 Assets.
3.26 Indemnification.
3.27 Insider Interests.
3.28 Fees.
3.29 Disclosure.
3.30 No Other Representation or Warranty.
IV. COVENANTS
4.01 Conduct of Business by CoVest Until the Closing Date.
4.02 Affiliate Agreement; CoVest Stock Options.
4.03 Indemnification.
4.04 Certain Actions.
4.05 Title Matters.
4.06 Environmental Investigation
4.07 Financial Review.
4.08 Conduct of Business by Midwest Until the Closing Date.
V. ADDITIONAL AGREEMENTS
5.01 Inspection of Records; Confidentiality.
5.02 Cooperation.
5.03 Regulatory Applications.
5.04 Registration Statement; Stockholder Approval.
5.05 Affiliate Letters.
5.06 Financial Statements and Reports.
5.07 Notice.
5.08 Press Releases.
5.09 Delivery of Supplements to Disclosure Schedules.
5.10 Tax Opinion.
5.11 Resolution of CoVest Benefit Plans.
5.12 Tax Treatment.
5.13 Stock Exchange Listing.
VI. CONDITIONS
6.01 Conditions to the Obligations of Midwest.
6.02 Conditions to the Obligations of CoVest.
6.03 Conditions to the Obligations of the Parties.
VII. TERMINATION; AMENDMENT; WAIVER
7.01 Termination.
7.02 Expenses.
7.03 Payment in Lieu of Fees and Expenses and Opportunity Costs.
7.04 Survival of Agreements.
7.05 Amendment.
7.06 Waiver.
VIII. GENERAL PROVISIONS
8.01 Survival.
8.02 Defined Terms; Principles of Construction.
8.03 Notices.
8.04 Specific Enforceability.
8.05 Applicable Law; Jurisdiction.
8.06 Severability.
8.07 Entire Agreement; Binding Effect; Non-Assignment; Counterparts.
8.08 Waiver of Jury Trial.
Agreement and Plan of Reorganization
Press Release, dated 11/1/02

	3.08	CoVest Filings	28
	3.09	CoVest Reports	28
	3.10	Compliance With Laws	28
	3.11	Litigation	29
	3.12	Licenses	29
	3.13	Taxes	30
	3.14	Insurance	30
	3.15	Loans; Investments	31
	3.16	Allowance for Loan Losses	32
	3.17	CoVest Benefit Plans	32
	3.18	Compliance with Environmental Laws	35
	3.19	Disclosure Schedule of CoVest	36
	3.20	Defaults	39
	3.21	Materiality	39
	3.22	Operations Since June 30, 2002	39
	3.23	Corporate Records	41
	3.24	Undisclosed Liabilities	41
	3.25	Assets	41
	3.26	Indemnification	42
	3.27	Insider Interests	42
	3.28	Fees	42
	3.29	Disclosure	42
	3.30	No Other Representation or Warranty	43
IV.	COVENANTS		43
	4.01	Conduct of Business by CoVest Until the Closing Date	43
	4.02	Affiliate Agreement; CoVest Stock Options	46
	4.03	Indemnification	47
	4.04	Certain Actions	47
	4.05	Title Matters	49
	4.06	Environmental Investigation	49
	4.07	Financial Review	50
	4.08	Conduct of Business by Midwest Until the Closing Date	50
V.	ADDITIONAL AGREEMENTS		51
	5.01	Inspection of Records; Confidentiality	51
	5.02	Cooperation	53
	5.03	Regulatory Applications	53
	5.04	Registration Statement; Stockholder Approval	54
	5.05	Affiliate Letters	55
	5.06	Financial Statements and Reports	55
	5.07	Notice	55
	5.08	Press Releases	55
	5.09	Delivery of Supplements to Disclosure Schedules	56
	5.10	Tax Opinion	56
	5.11	Resolution of CoVest Benefit Plans	56
	5.12	Tax Treatment	59
	5.13	Stock Exchange Listing	59

VI.	CONDITIONS		59
	6.01	Conditions to the Obligations of Midwest	59
	6.02	Conditions to the Obligations of CoVest	61
	6.03	Conditions to the Obligations of the Parties	61
VII.	TERMINATION; AMENDMENT; WAIVER		62
	7.01	Termination	62
	7.02	Expenses	63
	7.03	Payment in Lieu of Fees and Expenses and Opportunity Costs	63
	7.04	Survival of Agreements	63
	7.05	Amendment	64
	7.06	Waiver	64
VIII.	GENERAL PROVISIONS		64
	8.01	Survival	64
	8.02	Defined Terms; Principles of Construction	64
	8.03	Notices	68
	8.04	Specific Enforceability	69
	8.05	Applicable Law; Jurisdiction	69
	8.06	Severability	69
	8.07	Entire Agreement; Binding Effect; Non-Assignment; Counterparts	69
	8.08	Waiver of Jury Trial	70

LIST OF EXHIBITS
1.07	(g)	Attorney’s Opinion for Midwest
1.08	(l)	Attorney’s Opinion for CoVest
4.02		CoVest Affiliate Agreement
5.05		Affiliate Letter
6.02	(e)	Midwest Affiliate Agreement
LIST OF SCHEDULES — MIDWEST
2.03		Conflicts
2.06		Midwest Subsidiaries
2.10		Compliance with Laws
2.11		Taxes
2.13		Undisclosed Liabilities
2.14		Loans; Investments
2.16		Midwest Benefit Plans
2.18		Compliance with Environmental Laws
LIST OF SCHEDULES — COVEST
3.03		Conflicts
3.07		Bank
3.10		Compliance with Laws
3.13		Taxes
3.14		Insurance
3.15		Loans; Investments
3.17		CoVest Benefit Plans
3.18		Compliance with Environmental Laws
3.19		Disclosure Schedule of CoVest
3.21		Materiality
3.22		Operations Since June 30, 2002
3.24		Undisclosed Liabilities
3.25		Assets
3.26		Indemnification
4.01	(i)	Compensation
4.01	(j)	Leases and Licenses
5.11		Employees

AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of the 1st day of November, 2002, by and between Midwest Banc Holdings, Inc., a Delaware corporation (“Midwest”), and CoVest Bancshares, Inc., a Delaware corporation (“CoVest”).

W I T N E S S E T H   T H A T:

     WHEREAS, Midwest and CoVest are registered bank holding companies under the Bank Holding Company Act of 1956, as amended (“BHC”); and

     WHEREAS, CoVest owns 100% of the issued and outstanding common stock of CoVest Banc, National Association, a national banking association (hereinafter the “Bank”); and

     WHEREAS, Midwest desires to acquire CoVest by causing CoVest to merge with and into, and under the restated certificate of incorporation of, Midwest (the “Merger”) with Midwest being the surviving corporation and the stockholders of CoVest (the “CoVest Stockholders”) receiving in exchange for each of their shares of CoVest common stock, $0.01 par value per share (the “CoVest Common Stock”), shares of Midwest common stock, par value $0.01 per share (the “Midwest Common Stock”), and cash as provided herein; and

     WHEREAS, in connection with the merger of CoVest with and into Midwest, Midwest and CoVest intend that the Bank shall merge (the “Bank Merger”) with and into Midwest Bank and Trust Company, a wholly-owned subsidiary of Midwest (“Midwest Bank”); and

     WHEREAS, Midwest and CoVest intend the Merger to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”); and

     WHEREAS, Midwest and CoVest desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also desire to set forth various conditions precedent to the Merger.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained, the parties agree as follows:

I. THE MERGER

     1.01 Effects of the Merger.

     (a)  Surviving Corporation. Subject to the terms and conditions of this Agreement, CoVest shall be merged with and into, and under the restated certificate of incorporation of, Midwest at the Effective Time (as defined below) in accordance with the Delaware General Corporation Law, as amended (“DGCL”), with Midwest being the continuing and surviving corporation (sometimes referred to hereinafter as the “Surviving Corporation”), and the separate existence of CoVest shall cease.

     (b)  Effective Time. The Merger shall become effective upon the acceptance of the Certificate of Merger for filing by the Secretary of State of the State of Delaware (the “Effective Time”). The parties shall execute and, acknowledge, in accordance with Section 251 of the DGCL, the Certificate of Merger to be filed with the Secretary of State of the State of Delaware upon the satisfaction of all conditions precedent to the consummation of the transactions contemplated by this Agreement and shall file the Certificate of Merger with the Secretary of State of the State of Delaware on the Closing Date (as defined in Section 1.05(a) hereof).

     (c)  Rights and Liabilities. The Surviving Corporation shall be called “Midwest Banc Holdings, Inc.,” and shall possess all of the properties, privileges, immunities, powers, franchises and rights of a public as well as a private nature and be subject to all of the liabilities, restrictions and duties of Midwest and CoVest and shall be governed by the laws of the State of Delaware.

     (d)  Certificate of Incorporation. The Certificate of Incorporation of Midwest shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with the provisions thereof and the DGCL.

     (e)  By-laws. The By-laws of Midwest in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until altered, amended or repealed as provided therein, or in the Certificate of Incorporation of the Surviving Corporation or the DGCL.

     (f)  Directors and Officers. The directors of the Surviving Corporation shall be the persons who were directors of Midwest immediately prior to the Effective Time. The officers of the Surviving Corporation shall be the persons who were officers of Midwest immediately prior to the Effective Time.

     1.02 Midwest Common Stock. At the Effective Time, each share of Midwest Common Stock which is issued immediately prior thereto (whether then outstanding or held in the treasury of Midwest) shall continue to be issued without any change therein and shall continue as one share of Common Stock of the Surviving Corporation.

     1.03 CoVest Securities. At the Effective Time, by virtue of the Merger and subject to Sections 1.04 and 1.05 hereof, each share of CoVest Common Stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and become the right to receive an amount in cash equal to $10.25 and 0.925 of a share of Midwest Common Stock (the “Merger Consideration”) (the number of shares of Midwest Common Stock described above is hereinafter referred to as the “Stock Exchange Ratio”). Shares of CoVest Common Stock held by CoVest or any CoVest Subsidiary (as defined in Section 3.07 hereof), or by Midwest or any Midwest Subsidiary (as defined in Section 2.06 hereof), in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be cancelled and shall not be exchanged after the Effective Time for the Merger Consideration.

     1.04 Termination.

     (a)  CoVest shall not be obligated to consummate the Merger when both of the following conditions exist:

(i) the CoVest Average Merger Price Per Share (as defined in Section 1.04(c)) is less than the CoVest Base Price Per Share (as defined in Section 1.04(c) (the “Lower Limit”); and

(ii) the percentage determined by dividing the Midwest Common Stock Price Per Share (as defined in Section 1.04(c)) by the Midwest Base Price Per Share (hereinafter the “Midwest Percentage”) is more than 25 percentage points less than the percentage determined by dividing the average Aggregate Price Per Share of the Comparison Stocks (as defined in Section 1.04(c)) for the twenty (20) trading days immediately preceding the fifth trading day prior to, but not including, the Closing Date (the “Pricing Period”) by the average Aggregate Price Per Share of the Comparison Stocks for the twenty (20) trading days preceding the date of this Agreement (hereinafter such aggregate number is the “Comparison Stocks Base Price Per Share” and such percentage is the “Comparison Percentage”).

If the conditions set forth in this Section 1.04(a) exist, CoVest may, at its sole option, (i) terminate this Agreement pursuant to Section 7.01(f); (ii) negotiate with Midwest over the terms of the Merger Consideration; or (iii) proceed with the Merger pursuant to the terms of this Agreement. If CoVest elects to exercise this termination right, it will give prompt written notice to Midwest as of the close of business on the second business day after the end of the Pricing Period.

     (b) If the condition set forth in Section 1.04(a)(i) is met and if the Midwest Percentage is more than 17.5 percentage points less than the Comparison Percentage but not more than 25 percentage points less than the Comparison Percentage, then CoVest may, at its sole option: (i) terminate this Agreement pursuant to Section 7.01(f); or (ii) proceed with the Merger pursuant to the terms of this Agreement. If CoVest elects to exercise this termination right, it will give prompt written notice to Midwest as of the close of business on the second business day after the end of the Pricing Period; provided, however, termination pursuant to Section 7.01(f) shall not be given effect if within two (2) business days after receipt of such notice Midwest has agreed to increase the Merger Consideration to be received by CoVest Stockholders so they receive for each share of CoVest Common Stock 0.925 share of Midwest Common Stock (valued using the Midwest Common Stock Price Per Share) and $10.25 of cash and additional shares of Midwest Common Stock (so valued) and/or cash, in such amounts determined at Midwest’s sole option, equal to the lesser of (A) the product achieved by multiplying (y) the Comparison Percentage less 17.5% less the Midwest Percentage by (z) the Midwest Base Price Per Share times 0.925 and (B) the CoVest Base Price Per Share less $10.25 less 0.925 times the Midwest Common Stock Price Per Share.

     (c)  The CoVest Base Price Per Share is the sum of (A) $10.25 plus (B) the product achieved by multiplying (x) the Midwest Base Price Per Share by (y) 0.925. The Midwest Base Price Per Share shall be the dollar amount equal to the average per share closing price of Midwest Common Stock for the twenty (20) trading days immediately preceding the date hereof as reported on the Nasdaq Stock Market as referenced in The Wall Street Journal Midwest Edition. The CoVest Average Merger Price Per Share is the sum of (A) $10.25 plus (B) the product achieved by multiplying (x) 0.925 by (y) the Midwest Common Stock Price Per Share. The Midwest Common Stock Price Per Share shall be the dollar amount equal to the average per share closing price for Midwest Common Stock as reported on the Nasdaq Stock Market for the Pricing Period as referenced in The Wall Street Journal Midwest Edition. The Aggregate Price Per Share of the Comparison Stocks means the weighted average of the closing prices of all of the Comparison Stocks as reported in The Wall Street Journal Midwest Edition for each day in question.

     (d)  The Comparison Stocks mean the most widely held class of common stock of each of the following corporations listed below, the common stock of which is publicly traded and as to which there shall not have been, between the date of this Agreement and the end of the Pricing Period, a publicly announced proposed merger, acquisition or business combination of such corporation or a tender offer, exchange offer or other transaction involving the acquisition of such corporation or the publicly announced proposed merger, acquisition or business combination by such corporation involving the acquisition of another company or companies in transactions with an aggregate value exceeding 10% of the acquiring corporation’s market capitalization as of the date of this Agreement, all in the manner provided in Exhibit 1.04(d). In the event that common stock of any such corporation ceases to be publicly traded or any such announcement is made, as described above, with respect to any such corporation, such corporation shall be removed from the Comparison Stocks, and the weights redistributed proportionately for purposes of determining the Aggregate Price Per Share of the Comparison Stocks as of the date of this Agreement and during the Pricing Period. Further, if any of the corporations comprising the Comparison Stocks declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the end of the Pricing Period, the price for the common stock of such corporation shall be appropriately adjusted for the purposes of applying this Section 1.05(d).

CORPORATION	WEIGHTING (%)

Allegiant Bancorp, Inc.
AMCORE Financial, Inc.
Chemical Financial Corporation
Citizens Banking Corporation
Community First Bankshares, Inc.
Community Trust Bancorp, Inc.
Corus Bankshares, Inc.
First Busey Corporation
First Financial Bancorp.
First Merchants Corporation
First Midwest Bancorp, Inc.	3.448% 3.449% 3.448% 3.448% 3.448% 3.448% 3.449% 3.448% 3.448% 3.449% 3.448%

CORPORATION	WEIGHTING (%)

First Oak Brook Bancshares, Inc.
Gold Banc Corporation, Inc.
Great Southern Bancorp, Inc.
Independent Bank Corporation
Lakeland Financial Corporation
MainSource Financial Group Inc.
MB Financial, Inc.
Old National Bancorp
Old Second Bancorp, Inc.
Park National Corporation
Peoples Bancorp Inc.
PrivateBancorp, Inc.
Republic Bancorp Inc.
S.Y. Bancorp, Inc.
Second Bancorp, Incorporated
Sky Financial Group Inc.
State Financial Services Corporation
Unizan Financial Corporation	3.448% 3.448% 3.448% 3.448% 3.448% 3.449% 3.449% 3.448% 3.448% 3.448% 3.449% 3.448% 3.448% 3.448% 3.449% 3.448% 3.448% 3.449%

     1.05 Adjustments. The Stock Exchange Ratio, the Lower Limit, the Midwest Base Price Per Share and the Midwest Common Stock Price Per Share and related amounts and related computations described in Sections 1.03 and 1.04 hereof shall be adjusted in the manner provided in this Section 1.05 upon the occurrence of any of the following events:

     (a)  If Midwest declares a stock dividend, stock split or other general distribution of Midwest Common Stock to holders of Midwest Common Stock and the ex-dividend or ex-distribution date for such stock dividend, stock split or distribution occurs after the date of this Agreement or at any time through and including the last day of the Pricing Period, then the Lower Limit, the Midwest Base Price Per Share and, if necessary, the Midwest Common Stock Price Per Share, shall be appropriately adjusted by multiplying them by that ratio (i) the numerator of which shall be the total number of shares of Midwest Common Stock outstanding immediately prior to such dividend, split, or distribution, and (ii) the denominator of which shall be the total number of shares of Midwest Common Stock outstanding immediately after such dividend, split or distribution.

     (b) If Midwest declares a stock dividend, stock split or other general distribution of Midwest Common Stock to holders of Midwest Common Stock and the ex-dividend or ex-distribution date for such stock dividend, stock split or distribution occurs at any time after the date of this Agreement and prior to the Closing, then the Stock Exchange Ratio shall be adjusted by multiplying it by that ratio (i) the numerator of which shall be the total number of shares of Midwest Common Stock outstanding immediately after such dividend, split or distribution, and (ii) the denominator of which shall be the total number of shares of Midwest Common Stock outstanding immediately prior to such dividend, split, or distribution.

     (c)  Midwest and CoVest agree not to convene the Closing at any time which would result in there being an ex-dividend or ex-distribution date for any transaction described in Section 1.05(a) during the Pricing Period.

     (d)  If prior to the last day of the Pricing Period there occurs with respect to one or more of the Comparison Stocks any stock dividend, stock split, distribution of stock with respect to stock or similar transactions changing the number and value of issued and outstanding shares of that stock, then an adjustment shall be made to the price of that Comparison Stock that was used in computing the Comparison Stocks Base Price Per Share in the manner of the adjustment described in Section 1.05(a) hereof (unless such transaction results in excluding that Comparison Stock from the definition of “Comparison Stocks”).

     (e)  Notwithstanding the foregoing subsections of this Section 1.05, no adjustment shall be made to the Stock Exchange Ratio, the Lower Limit, the Midwest Base Price Per Share or the Midwest Common Stock Price Per Share in the event of the issuance of additional shares of Midwest Common Stock pursuant to the grant or sale of shares to, or for the account of, employees of Midwest pursuant to Midwest’s (i) stock option and (ii) qualified and non-qualified retirement plans in effect on the date hereof.

     (f)  Subject to the provisions of Section 4.09 hereof, and notwithstanding the other provisions of this Section 1.05, no adjustment shall be made to the Stock Exchange Ratio, the Lower Limit, the Midwest Base Price Per Share or the Midwest Common Stock Price Per Share in the event of the issuance of additional shares of Midwest Common Stock or other securities pursuant to a public offering, private placement, or an acquisition of one or more banks, corporations, or business assets for consideration which the Board of Directors, or a duly authorized committee of the Board of Directors, of Midwest in its reasonable business judgment determines to be fair and reasonable; provided, however, that in the event Midwest elects to issue more than 1,654,677 shares of Midwest Common Stock pursuant to the Reorganization Agreement (as defined in Section 2.04(b) hereof), then the Stock Exchange Ratio shall be adjusted by multiplying it by a fraction (i) the numerator of which is the number of shares of Midwest Common Stock issued by Midwest pursuant to the Reorganization Agreement, and (ii) the denominator of which is 1,654,677.

     (g)  Subject only to making any adjustment to the Stock Exchange Ratio and related computations prescribed by this Section 1.05 and to Section 4.09 hereof, nothing contained in this Agreement is intended to preclude Midwest from amending its Restated Certificate of Incorporation to change its capital structure or from issuing additional shares of Midwest Common Stock, preferred stock, shares of other capital stock or securities which are convertible into shares of capital stock.

     (h)  In the event that the number of shares of CoVest Common Stock outstanding is greater than 3,481,434 plus the number of shares issued upon the exercise of stock options outstanding on the date hereof (the “CoVest Share Number”) for any reason whatsoever (whether such increase constitutes a breach of this Agreement), then the Stock Exchange Ratio shall be adjusted by multiplying the Stock Exchange Ratio by a fraction (i) the numerator of which shall be the CoVest Share Number, and (ii) the denominator of which shall be the total number of shares of CoVest Common Stock outstanding as of the Effective Time of the Merger.

     1.06 Time and Place of Closing.

     (a)  Closing; Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) will be held on a date mutually agreed upon by Midwest and CoVest (the “Closing Date”). In the absence of such agreement, the Closing shall be held within ten (10) business days after the last to occur of: (i) the receipt of all consents and approvals of government regulatory authorities as legally required to consummate the Merger and the expiration of all statutory waiting periods; and (ii) the requisite approval of the Merger by the CoVest Stockholders and the requisite approval of the Merger and the Amendment (as defined in Section 5.04(c) hereof) by the Midwest Stockholders (as defined in Section 2.01(a) hereof).

     (b)  Closing Location. The Closing shall take place at such place as Midwest and CoVest may mutually agree prior to the Closing Date.

     1.07 Midwest’s Deliveries at Closing. At the Closing, Midwest shall deliver the following items to CoVest:

     (a)  evidence of the delivery by Midwest or its agents to the Exchange Agent (as defined in Section 1.09 hereof) of (i) certificates representing the number of shares of Midwest Common Stock to be issued and cash equal to the Merger Consideration in exchange for the shares of CoVest Common Stock pursuant to the terms of this Agreement and (ii) an aggregate amount of cash equal to the value of the total fractional shares of Midwest Common Stock which former holders of CoVest Common Stock would be entitled to receive pursuant to Section 1.09(d) hereof and cash equal to the value of the CoVest Stock Options as calculated pursuant to Section 4.02 hereof;

     (b)  a good standing certificate for Midwest issued by each of the Secretary of State of the States of Delaware and Illinois, and dated in each case not more than ten (10) business days prior to the Closing Date;

     (c)  a copy of the Certificate of Incorporation of Midwest certified not more than ten (10) business days prior to the Closing Date by the Secretary of State of the State of Delaware;

     (d)  a certificate of the Secretary or any Assistant Secretary of Midwest dated the Closing Date certifying a copy of the bylaws of Midwest;

     (e)  copies of resolutions of the board of directors of Midwest and the Midwest Stockholders (as defined in Section 2.01(a) hereof) authorizing and approving this Agreement and the consummation of the Merger, certified as of the Closing Date by the Secretary or any Assistant Secretary of Midwest;

     (f)  a certificate executed by the President and Chief Executive Officer of Midwest dated the Closing Date stating that: (i) all of the representations and warranties of Midwest set forth in this Agreement are true and correct in all material respects with the same force and effect as if all of such representations and warranties were made at the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date and giving full effect to any supplements that were delivered by Midwest to CoVest prior to the Closing Date in accordance with Section 5.09 hereof; and (ii) Midwest has performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by Midwest under the terms of this Agreement on or prior to the Closing Date;

     (g)  a legal opinion of Midwest’s counsel dated the Closing Date to the effect set forth in Exhibit 1.07(g) attached hereto; and

     (h)  such other documents as CoVest may reasonably request.

All of such items shall be reasonably satisfactory in form and substance to CoVest and its counsel.

     1.08 CoVest’s Deliveries at Closing. At the Closing, CoVest shall deliver the following items to Midwest:

     (a)  a good standing certificate for CoVest issued by the Secretary of State of the States of Delaware and Illinois, and dated in each case not more than ten (10) business days prior to the Closing Date;

     (b)  a copy of the Certificate of Incorporation of CoVest certified not more than ten (10) business days prior to the Closing Date by the Secretary of State of the State of Delaware;

     (c)  a certificate of the Secretary or any Assistant Secretary of CoVest dated the Closing Date certifying a copy of the bylaws of CoVest;

     (d)  copies of resolutions of the board of directors of CoVest and the CoVest Stockholders authorizing and approving this Agreement and the consummation of the Merger, certified as of the Closing Date by the Secretary or any Assistant Secretary of CoVest;

     (e)  a good standing certificate for the Bank issued by the Comptroller of the Currency (the “OCC”) dated not more than ten (10) business days prior to the Closing Date;

     (f)  a copy of the Articles of Association of the Bank certified by the OCC not more than ten (10) business days prior to the Closing Date;

     (g)  a certificate of the Secretary or Assistant Secretary of the Bank dated the Closing Date certifying a copy of the bylaws of the Bank and stating that there have been no further amendments to the Articles of Association of the Bank delivered pursuant to subsection (f) of this Section;

     (h)  a good standing certificate for CoVest Investments, Inc. (“CII”), issued by the Secretary of State of the State of Illinois dated not more than ten (10) business days prior to the Closing Date;

     (i)  a copy of the Articles of Incorporation of CII certified not more than ten (10) business days prior to the Closing Date by the Secretary of State of the State of Illinois;

     (j)  a certificate executed by the President and Chief Executive Officer of CoVest stating that: (i) all of the representations and warranties of CoVest set forth in this Agreement are true and correct in all material respects with the same force and effect as if all of such representations and warranties were made at the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct and as of such earlier date and giving full effect to any supplements that were delivered by CoVest to Midwest prior to the Closing Date in accordance with Section 5.09 hereof; and (ii) CoVest has performed and complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date;

     (k)  a list of the CoVest Stockholders as of three (3) business days prior to the Closing Date certified by the Secretary or any Assistant Secretary of CoVest;

     (l)  a legal opinion of CoVest’s counsel dated the Closing Date and to the effect set forth in Exhibit 1.08(l); and

     (m)  such other documents as Midwest may reasonably request.

All of such items shall be reasonably satisfactory in form and substance to Midwest and its counsel.

     1.09 Exchange of CoVest Common Stock.

     (a)  Exchange Procedures. At the Effective Time, the exchange agent mutually selected by Midwest and CoVest (the “Exchange Agent”) shall, as soon as practicable after the Effective Time but in no event later than three (3) business days following the Effective Time, mail to each holder of record (other than CoVest, any subsidiary of CoVest, or Midwest) of a certificate or certificates which as of the Effective Time represented outstanding shares of CoVest Common Stock (the “Certificates”), pursuant to documentation reasonably acceptable to Midwest and CoVest: (i) a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or a lost certificate affidavit and bond in a form reasonably acceptable to the Exchange Agent); and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent (or a lost certificate affidavit and bond in a form reasonably acceptable to the Exchange Agent), together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive (as provided in Sections 1.03 and 1.04 hereof) in exchange therefor the Merger Consideration representing the number of shares of Midwest Common Stock and cash into which the shares of CoVest Common Stock, theretofore represented by the Certificate so surrendered, shall have been converted pursuant to the provisions of this Article I, plus an amount of cash for any fractional share of Midwest Common Stock which such holder would be entitled to receive pursuant to Section 1.09(d) hereof and the Certificate so surrendered shall forthwith be delivered to Midwest for cancellation. Midwest shall direct the Exchange Agent to make such deliveries within three (3) business days of receipt of all required documentation. In the event of a transfer of ownership of CoVest Common Stock which is not registered in the transfer records of CoVest, Midwest Common Stock and cash may be issued to a transferee if the Certificate representing such CoVest Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by any applicable stock transfer taxes.

     (b)  Failure to Exchange CoVest Common Stock. No dividends or other distributions declared after the Effective Time with respect to Midwest Common Stock payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to Midwest Common Stock represented thereby until the holder of record shall surrender such Certificate. Subject to the effect, if any, of applicable law, after the subsequent surrender and exchange of a Certificate, the holder thereof shall be entitled to receive any such dividends or distributions without interest thereon, which theretofore became payable with respect to the Midwest Common Stock represented by such Certificate. All dividends or other distributions declared on or after the Effective Time with respect to the Midwest Common Stock and payable to the holders of record thereof on or after the Effective Time which are payable to the holder of a Certificate not theretofore surrendered and exchanged for Midwest Common Stock pursuant to this Section 1.09 shall be paid or delivered by Midwest to the Exchange Agent, in trust, for the benefit of such holders. All such dividends and distributions held by the Exchange Agent for payment or delivery to the holders of unsurrendered Certificates unclaimed at the end of one (1) year from the Effective Time shall be repaid or redelivered by the Exchange Agent to Midwest after which time any holder of Certificates who has not theretofore surrendered such Certificates to the Exchange Agent, subject to applicable law, shall look as a general creditor only to Midwest for payment or delivery of such dividends or distributions, as the case may be. Any shares of Midwest Common Stock and/or cash delivered or made available to the Exchange Agent pursuant to this Section 1.09 and not exchanged for Certificates within one (1) year after the Effective Time pursuant to this Section 1.09 shall be returned by the Exchange Agent to Midwest which shall thereafter act as Exchange Agent subject to the rights of holders of unsurrendered Certificates under this Article I.

     (c)  Full Payment. All shares of Midwest Common Stock and cash issued upon the surrender for exchange of CoVest Common Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of CoVest Common Stock. The shares of Midwest Common Stock for which the shares of CoVest Common Stock shall be exchanged shall thereupon be validly issued and outstanding, fully paid and non-assessable, and shall not be liable to any further call, nor shall the holder thereof be liable for any further payments with respect thereto.

     (d)  Fractional Shares. No certificates or scrip representing fractional shares of Midwest Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Midwest shall relate to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or any rights of a stockholder of Midwest. In lieu of any fractional share, the Exchange Agent or Midwest as the case may be, shall pay to each holder of shares of CoVest Common Stock who otherwise would be entitled to receive a fractional share of Midwest Common Stock, an amount of cash (without interest) equal to the product achieved when such fraction is multiplied by the price equal to the closing sale price of Midwest Common Stock as quoted on Nasdaq at the close of business on the Closing Date (the “Closing Midwest Common Stock Price”).

     (e)  List of CoVest Stockholders. At the Effective Time, CoVest shall deliver a certified copy of a list of its CoVest Stockholders to the Exchange Agent (as of three (3) business days prior to the Effective Time), after which there shall be no further registrations or transfers on the stock transfer books of CoVest of the shares of CoVest Common Stock that were outstanding immediately prior thereto (the “CoVest Stockholder List”). If, after the Effective Time, Certificates representing such shares are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article I.

     (f)  Escheat. Notwithstanding anything in this Agreement to the contrary, neither the Exchange Agent nor any party hereto shall be liable to a former holder of CoVest Common Stock for any cash or securities delivered to a public official pursuant to applicable escheat or abandoned property laws.

     1.10 Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, to the extent appraisal rights are available to the CoVest Stockholders pursuant to the DGCL, any shares held by a person who objects to the Merger, whose shares either were not entitled to vote or were not voted in favor of the Merger and who complies with all of the provisions of the DGCL concerning the rights of such person to dissent from the Merger and to require appraisal of such person’s shares and who has not withdrawn such objection or waived such rights prior to the Closing Date (“Dissenting Shares”) shall not be converted pursuant to Section 1.03 hereof but shall become the right to receive such consideration as may be determined to be due to the holder of such Dissenting Shares pursuant to the DGCL; provided, however, that each Dissenting Share held by a person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to the DGCL, shall be deemed to be converted, as of the Effective Time, into the right to receive the Merger Consideration as provided in this Article I.

     1.11 Merger of the Bank. The parties understand that it is the present intention of Midwest to merge the Bank, at or after the Effective Time into Midwest Bank. CoVest shall take all such actions as are reasonably requested by Midwest so that Midwest may accomplish the Bank Merger as aforesaid; provided, however, that: (a) the Bank Merger will be effective no earlier than the Effective Time; (b) none of Midwest’s actions in connection with the Bank Merger will unreasonably interfere with any of the operations of CoVest or the Bank prior to the Effective Time; (c) neither CoVest nor the Bank will be required to take any irrevocable action prior to the Closing in connection with the Bank Merger; and (d) no action taken or caused to be taken by CoVest or the Bank pursuant to this Section 1.11 will result in any unreimbursed cost or expense to CoVest or the Bank. Nothing contained in this Section 1.11 is intended to impose an obligation on CoVest or the Bank to alter the manner in which they conduct their respective businesses; provided further, that nothing in this Section 1.11 shall result in any change to the Merger Consideration.

II. REPRESENTATIONS AND WARRANTIES OF MIDWEST

     Midwest represents and warrants to CoVest that:

     2.01 Organization.

     (a)  Midwest is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, corporate and otherwise, to own, operate and lease its assets, properties and businesses and to carry on its businesses substantially as they have been and are now being conducted. Midwest is duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Material Adverse Effect (as herein defined) on Midwest. Midwest has all requisite corporate power and authority to enter into this Agreement and, upon the receipt of the approval of the stockholders of Midwest (the “Midwest Stockholders”) of the Merger and the approval of all requisite state and federal regulatory agencies, to consummate the transactions contemplated hereby and thereby. Midwest is duly registered as a bank holding company under the BHC.

     (b)  As used in this Agreement, the term “Material Adverse Effect” with respect to Midwest means any condition, event, change or occurrence that has or may reasonably be expected to (i) have a material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations, of Midwest on a consolidated basis; or (ii) impair in any material respect the ability of Midwest to timely perform its obligations under this Agreement; it being understood that a Material Adverse Effect with respect to Midwest shall not include: (1) a change with respect to, or effect on, Midwest and the Midwest Subsidiaries (as defined in Section 2.06(c) hereof) resulting from a change in law, rule, regulation, generally accepted accounting principles accepted in the United States (“GAAP”) or regulatory accounting principles, as such would apply to the financial statements of Midwest on a consolidated basis; (2) a change with respect to, or effect on, Midwest and the Midwest Subsidiaries resulting from expenses (such as legal, accounting and investment bankers fees) incurred in connection with the transactions contemplated by this Agreement, including the costs of litigation defending any of the transactions contemplated herein; (3) a change with respect to, or effect on, Midwest and the Midwest Subsidiaries resulting from any other matter affecting depository institutions generally (including financial institutions and their holding companies) including changes in general economic conditions and changes in prevailing interest and deposit rates; and (4) actions or omissions taken by Midwest as required hereunder.

     2.02 Authorization. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and unanimously approved and authorized by Midwest’s Board of Directors, and all necessary corporate action on the part of Midwest has been taken subject to the approval of the Midwest Stockholders of the Merger. This Agreement has been duly executed and delivered by Midwest and, subject to the approval of the Midwest Stockholders of the Merger and the approval of all requisite state and federal regulatory agencies, constitutes the valid and binding obligation of Midwest enforceable in accordance with its terms (except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles and doctrines).

     2.03 Conflicts. Subject to the second sentence of this Section 2.03, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby, will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, or permit the acceleration of, any obligation or result in the creation of any material lien, charge or encumbrance on any of the property or assets under any provision of the Certificate of Incorporation or By-laws of Midwest or similar documents of any Midwest Subsidiary or any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Midwest or any Midwest Subsidiary or their respective properties, other than any such conflicts, violations or defaults which (i) individually or in the aggregate do not have a Material Adverse Effect on Midwest, (ii) will be cured or waived prior to the Closing Date or (iii) except as disclosed in Schedule 2.03 of the Disclosure Schedule of Midwest (which was delivered by Midwest to CoVest prior to the execution of this Agreement). No consent, approval, order or authorization of, or registration, declaration or filing with, any federal or state governmental authority is required by or with respect to Midwest in connection with the execution and delivery of this Agreement or the consummation by Midwest of the transactions contemplated hereby the absence of which would have a Material Adverse Effect upon Midwest and except for: (a) the filing by Midwest of an application on Form Y-3 with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC for prior approval of the transactions contemplated by this Agreement; (b) the filing by Midwest of applications with the Illinois Commissioner of Banks and Real Estate (the “Commissioner”), the Federal Reserve Board and any other banking regulators for prior approval of the Bank Merger; (c) the filing by Midwest of the Registration Statement relating to the Midwest Common Stock to be issued pursuant to this Agreement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) and various blue sky authorities, which Registration Statement shall include the proxy statement for use in connection with the CoVest Meeting (as defined in Section 5.04(b)) and the Midwest Meeting (as defined in Section 5.04(c)) (the “Proxy Statement”); (d) the filing of the Certificate of Merger with respect to the Merger with the Secretary of State of the State of Delaware; (e) any filings, approvals or no-action letters with or from state securities authorities; and (f) any anti-trust filings, consents, waivers or approvals.

     2.04 Capitalization.

     (a)  As of the date hereof, the authorized capital stock of Midwest consists of (i) 24,000,000 shares of Midwest Common Stock, $0.01 par value per share, of which no more than 17,069,063 shares are issued and outstanding and 912,654 shares are held as treasury shares and (ii) 1,000,000 shares of preferred stock, $0.01 par value, of which none is issued and outstanding. All of the issued and outstanding shares of Midwest Common Stock have been, and all of the shares of the common stock of the Surviving Corporation to be issued in the Merger will be, at the Effective Time, duly and validly authorized and issued, and are or will be, as the case may be, fully paid and non-assessable. None of the outstanding shares of Midwest Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of Midwest and none of the outstanding shares of Midwest Common Stock is or will be entitled to any preemptive rights in respect of the Merger or any of the other transactions contemplated by this Agreement. All shares of Midwest Common Stock have been issued in compliance with all federal and state securities laws.

     (b)  As of September 30, 2002, Midwest had reserved (i) 1,725,000 shares of Midwest Common Stock for issuance under stock option plans for the benefit of the employees of Midwest, pursuant to which options covering 763,895 shares of Midwest Common Stock were outstanding as of September 30, 2002 (the “Midwest Stock Option Plans”); and (ii) 1,654,677 shares of Midwest Common Stock for issuance to the shareholders of Big Foot Financial Corp. (“BFFC”) pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated July 22, 2002, by and between Midwest and BFFC (the “Reorganization Agreement”). Except as set forth in this Section 2.04(b), there are no shares of capital stock or other equity securities of Midwest outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Midwest, or contracts, commitments, understandings, or arrangements by which Midwest is or may be bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock.

     2.05 Litigation. Except as disclosed in Schedule 2.05 of the Disclosure Schedule of Midwest, there is no suit, action, investigation or proceeding, legal, quasi-judicial, administrative or otherwise, pending or, to the best of the knowledge of Midwest, threatened against or affecting Midwest or any Midwest Subsidiary, or any of their respective officers, directors, employees or agents, in their capacities as such, which, if adversely determined, would materially affect the ability of Midwest to consummate the transactions contemplated herein or which is seeking to enjoin consummation of the transactions provided for herein or to obtain other relief in connection with this Agreement or the transactions contemplated hereby, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Midwest or any Midwest Subsidiary or any of their respective officers, directors, employees or agents, in their capacities as such, having, or which, insofar as reasonably can be foreseen in the future, would have any such effect.

     2.06 Midwest Subsidiaries.

     (a)  All of the Midwest Subsidiaries as of the date of this Agreement are listed on Schedule 2.06 of the Disclosure Schedule of Midwest. Midwest owns directly or indirectly all of the issued and outstanding shares of capital stock of the Midwest Subsidiaries. Schedule 2.06 of the Disclosure Schedule of Midwest accurately identifies the number of shares of authorized and outstanding capital stock of the Midwest Subsidiaries. Except as set forth in Schedule 2.06 of the Disclosure Schedule of Midwest, neither Midwest nor any of the Midwest Subsidiaries owns directly or indirectly any debt or equity securities, or other proprietary interest in any other corporation, joint venture, partnership, entity, association or other business. No capital stock of any of the Midwest Subsidiaries is or may become required to be issued (other than to Midwest) by reason of any options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any Midwest Subsidiary. There are no contracts commitments, understandings or arrangements relating to the rights of Midwest to vote or to dispose of shares of the capital stock of any Midwest Subsidiary. All of the shares of capital stock of each Midwest Subsidiary held by Midwest or a Midwest Subsidiary are fully paid and non-assessable and are owned by Midwest free and clear of any claim, lien or encumbrance, except as disclosed on Schedule 2.06 of the Disclosure Schedule of Midwest. None of the

outstanding shares of capital stock of any Midwest Subsidiary are subject to any preemptive rights of the current or past stockholders of such subsidiary.

     (b)  Each Midwest Subsidiary is either a state bank or a corporation and is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business and in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires it to be so qualified, except where the failure to so qualify, either individually or in the aggregate, would not have a Material Adverse Effect on Midwest. Each Midwest Subsidiary has the corporate power and authority necessary for it to own, operate or lease its assets, properties and businesses and to carry on its business as they have been and are now being conducted.

     (c)  For purposes of this Agreement, Midwest Subsidiaries shall mean all those corporations, banks, associations, and other entities of which Midwest owns or controls 2% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 2% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired in good faith through foreclosure, or any such entity to the extent that the equity securities of such entity are owned or controlled in a bona fide fiduciary capacity, through a small business investment corporation, or otherwise as an investment by an entity that invests in unaffiliated companies in the ordinary course of business.

     (d)  Each of the Midwest Subsidiaries that is a bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, the deposits of which are insured by the FDIC through the Bank Insurance Fund to the full extent permitted under applicable law.

     (e)  Except as previously disclosed herein or in the Disclosure Schedule of Midwest, Schedule 2.06 of the Disclosure Schedule of Midwest sets forth a true and complete list of all affiliated Midwest entities, including all special purpose entities, limited purpose entities and qualified special purpose entities, in which Midwest or any Midwest Subsidiary or any officer or director of Midwest or any Midwest Subsidiary has an economic or management interest. Schedule 2.06 of the Disclosure Schedule of Midwest also sets forth a true and complete list of all material transactions, arrangements and other relationships between or among any such Midwest affiliated entity, Midwest, any Midwest Subsidiary and any officer or director of Midwest or any Midwest Subsidiary that are not reflected in the consolidated financial statements of Midwest (each, a “Midwest Off Balance Sheet Transaction”), along with the following information with respect to each such Midwest Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential material risk to Midwest or any of the Midwest Subsidiaries; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment or any other type of arrangement that could require Midwest or any of the Midwest Subsidiaries to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on Midwest or any of the Midwest Subsidiaries.

     2.07 Midwest Financial Statements; Material Changes. Midwest has heretofore delivered to CoVest its audited, consolidated financial statements for the years ended December 31, 2001, December 31, 2000, and December 31, 1999 and its unaudited, consolidated financial statements for the six (6) months ended June 30, 2002 (the “Midwest Financial Statements”). The Midwest Financial Statements (x) are true and complete in all material respects; (y) have been prepared in accordance with GAAP and comply in all material respect with applicable accounting requirements and with the published rules and regulations of the SEC; and (z) fairly present the consolidated financial position of Midwest as of the dates thereof and the consolidated results of its operations, statement of stockholders’ equity and statement of cash flows for the periods then ended, except as may be indicated in the notes thereto and subject to normal year-end non-material audit adjustments in amounts consistent with past experience in the case of the unaudited Midwest Financial Statements. Since June 30, 2002, to the date hereof, Midwest, on a consolidated basis, has not undergone or suffered any changes in its condition (financial or otherwise), properties, assets, liabilities, business or operations which have resulted, in any case or in the aggregate, in a Material Adverse Effect on Midwest. No facts or circumstances have been discovered from which it reasonably appears that there is a significant risk and reasonable probability that Midwest will suffer or experience a Material Adverse Effect.

     2.08 Midwest Filings. Midwest has previously made available, or will make available prior to the Effective Time, to CoVest true and complete copies of its (i) proxy statements relating to all meetings of Midwest Stockholders (whether special or annual) during the calendar years 1999, 2000, 2001 and 2002 and (ii) all other reports, as amended, or filings, as amended, required to be filed under the Securities and Exchange Act of 1934, as amended (the “Securities Exchange Act”), by Midwest with the SEC since January 1, 1999, including on Forms 10-K, Forms 10-Q and Forms 8-K.

     2.09 Midwest Reports. Since January 1, 1997, Midwest and the Midwest Subsidiaries has each filed, and will continue to file through the Closing Date, all reports and statements, together with any amendment required to be made with respect thereto, that it was, or will be, required to file with (i) the SEC, including Forms 10-K, Forms 10-Q and Forms 8-K, and proxy statements, (ii) the Federal Reserve Board, (iii) the FDIC, (iv) Commissioner, (v) the National Association of Securities Dealers (the “NASD”), and (vi) any applicable state banking, insurance, securities, or other regulatory authorities (except filings which are not material). As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all of the statutes, rules, and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statement made therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by the Internal Revenue Service, state and local taxing authorities, the Federal Reserve Board, the Commissioner or the FDIC in the regular course of the business of Midwest or any Midwest Subsidiary, no federal, state or local governmental agency, commission or other entity has initiated any proceeding or, to the best knowledge of Midwest, investigation into the business or operations of Midwest or any Midwest Subsidiary within the past five (5) years. There is no unresolved violation, criticism or exception by the Federal Reserve Board, the Commissioner, the FDIC or other agency, commission or entity with respect to any report or statement referred to herein that has or is expected to have a Material Adverse Effect on Midwest.

     2.10 Compliance With Laws.

     (a)  Except as disclosed in Schedule 2.10 of the Disclosure Schedule of Midwest, the businesses of Midwest and each of the Midwest Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental entity, including any laws affecting financial institutions (including those pertaining to the Bank Secrecy Act, the investment of funds, the lending of money, the collection of interest and the extension of credit), federal and state securities laws, laws and regulations relating to financial statements and reports, truth-in-lending, truth-in-savings, usury, fair credit reporting, consumer protection, occupational safety, fair employment practices, fair labor standards and laws and regulations relating to employee benefits, and any statutes or ordinances relating to the properties occupied or used by Midwest or any of the Midwest Subsidiaries, except for possible violations which either singly or in the aggregate do not and, insofar as reasonably can be foreseen in the future, will not have a Material Adverse Effect on Midwest. The business and affairs of the Midwest Subsidiaries have been managed in accordance with prudent banking practices.

     (b)  The policies, programs and practices of Midwest and the Midwest Subsidiaries relating to wages, hours of work, and other terms and conditions of employment are in compliance in all material respects with applicable material laws, orders, regulations, public policies and ordinances governing employment and terms and conditions of employment. There are no disputes, claims, or charges, pending or, to the best of the knowledge of Midwest, threatened, against Midwest or any Midwest Subsidiary alleging breach of any express or implied employment contract or commitment, or material breach of any applicable material law, order, regulation, public policy or ordinance relating to employment or terms and conditions of employment, and, to the best of the knowledge of Midwest, there is no basis for any valid claim or charge with regard to such matters.

     (c)  No investigation or review by the Federal Reserve Board, the FDIC or the Commissioner with respect to Midwest or any of the Midwest Subsidiaries is pending or, to the best of the knowledge of Midwest, threatened, nor has any governmental entity indicated to Midwest or any Midwest Subsidiary an intention to conduct the same, other than normal bank regulatory examinations and those the outcome of which will not have a Material Adverse Effect on Midwest.

     (d)  Each of Midwest and the Midwest Subsidiaries, where applicable, is in substantial compliance with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder (“CRA”). As of the date of this Agreement, Midwest has not been advised of the existence of any act or circumstance or set of facts or circumstances which, if true, would cause Midwest or any of the Midwest Subsidiaries to fail to be in substantial compliance with such provisions. None of the Midwest Subsidiaries, where applicable, has received a CRA rating from the applicable regulatory authority which is less than “satisfactory” since January 1, 1997.

     2.11 Taxes.

     (a)  Except as disclosed in Schedule 2.11 of the Disclosure Schedule of Midwest, Midwest and the Midwest Subsidiaries have each timely filed all material tax and information returns required to be filed (all such returns being true and complete in all material respects) and have paid (or Midwest has paid on behalf of the Midwest Subsidiaries), or have accrued on their respective books and set up an adequate reserve for the payment of, all taxes reflected on such returns in respect of the periods covered by such returns and have accrued on their respective books and set up an adequate reserve for the payment of all income and other taxes anticipated to be payable in respect of periods through the end of the calendar month next preceding the date hereof. Neither Midwest nor any Midwest Subsidiary is delinquent in the payment of any material tax, assessment or governmental charge. No deficiencies for any taxes have been proposed, asserted or assessed against Midwest or any Midwest Subsidiary that have not been resolved or settled and no requests for waivers of the time to assess any such tax are pending or have been agreed to. Except as disclosed in Schedule 2.11 of the Disclosure Schedule of Midwest, the income tax returns of Midwest and the Midwest Subsidiaries have not been audited by the Internal Revenue Service or the Illinois Department of Revenue. Neither Midwest nor any Midwest Subsidiary is a party to any action or proceeding by any governmental authority for the assessment or the collection of taxes. Deferred taxes of Midwest and the Midwest Subsidiaries have been accounted for in accordance with past practices. Midwest and the Midwest Subsidiaries have properly accrued for all real estate taxes.

     (b)  Midwest has not filed any consolidated federal income tax return with an “affiliated group” (within the meaning of Section 1504 of the Code where Midwest was not the common parent of the group. Neither Midwest nor any Midwest Subsidiary is, or has been, a party to any tax allocation agreement or arrangement pursuant to which it has any contingent or outstanding liability to anyone other than Midwest or any Midwest Subsidiary.

     (c)  Midwest and each Midwest Subsidiary have each withheld amounts from its employees, Midwest Stockholders or holders of public deposit accounts in material compliance with the tax withholding provisions of applicable federal, state and local laws, filed all federal, state and local returns and reports for all years for which any such return or report would be due with respect to employee income tax withholding, social security and unemployment taxes, income and other taxes and all payments or deposits with respect to such taxes have been timely made and notified all employees, stockholders and holders of public deposit accounts of their obligations to file all forms, statements or reports with it in accordance with applicable federal, state and local tax laws.

     2.12 Defaults. There has not been any material default in any obligation to be performed by Midwest or any Midwest Subsidiary under any material contract or commitment, which would have a Material Adverse Effect on Midwest and neither Midwest nor any such Subsidiary has waived, and will not waive prior to the Closing Date, any material right under any material contract or commitment which would have a Material Adverse Effect on Midwest. To the best of the knowledge of Midwest, no other party to any material contract or commitment is in material default in any material obligation to be performed by such party which would have a Material Adverse Effect upon Midwest.

     2.13 Undisclosed Liabilities. All of the material obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due) arising out of transactions or events heretofore entered into, or any action or inaction, including taxes with respect to or based upon transactions or events heretofore occurring (individually a “Liability” collectively the “Liabilities”) have, in the case of Midwest and each of the Midwest Subsidiaries, been reflected, disclosed or reserved against in the Midwest Financial Statements (or the footnotes thereto), dated as of June 30, 2002, in accordance with GAAP, and Midwest and the Midwest Subsidiaries have no other Liabilities except (a) Liabilities incurred since June 30, 2002 in the ordinary course of business or (b) as disclosed in Schedule 2.13 of the Disclosure Schedule of Midwest.

     2.14 Loans; Investments.

     (a)  Except as otherwise disclosed in Schedule 2.14 of the Disclosure Schedule of Midwest, each material loan reflected as an asset on the Midwest Financial Statement, dated as of June 30, 2002, is evidenced by written documentation issued in the normal course of Midwest’s or the Midwest Subsidiary’s business and constitutes, to the best of the knowledge of Midwest, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines; to the best of the knowledge of Midwest, no obligor named therein is seeking to avoid the enforceability of the terms of any loan under any such laws or equitable principles or doctrines and no loan is subject to any valid and enforceable defense, offset or counterclaim. All such loans originated by Midwest or any Midwest Subsidiary, and to the best of the knowledge of Midwest, all such loans purchased by Midwest or any Midwest Subsidiary, were made or purchased in accordance with customary lending standards of Midwest or the Midwest Subsidiary and in the ordinary course of business of Midwest or the Midwest Subsidiary. Except as set forth in Schedule 2.14 of the Disclosure Schedule of Midwest, all such loans are, and at the Closing Date will be, free and clear of any security interest, lien, encumbrance or other charge, and Midwest and the Midwest Subsidiary have complied, and at the Closing Date will have complied, in all material respects, with all material laws and regulations relating to such loans. Except as set forth on Schedule 2.14 of the Disclosure Schedule of Midwest, there are no loans or other assets of Midwest or any Midwest Subsidiary in excess of $1,000,000 that have been classified by examiners or others as “Other Assets Specially Mentioned,” “Substandard,” “Doubtful” or “Loss” as of June 30, 2002. Set forth on Schedule 2.14 of the Disclosure Schedule of Midwest is a complete list of the Bank’s OREO as of June 30, 2002.

     (b)  All guarantees of indebtedness owed to Midwest or any Midwest Subsidiary, including those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are, to the best of the knowledge of Midwest, valid and enforceable, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines and except as would not have a Material Adverse Effect on Midwest.

     (c)  In originating, underwriting, servicing, and discharging loans, mortgages, land contracts, and contractual obligations relating thereto, either for its own account or for the account of others, each Midwest Subsidiary has complied in all material respects with all applicable terms and conditions of such obligations and with all applicable laws, regulations, rules, contractual requirements, and procedures with respect to such servicing, except where the failure to comply would not have a Material Adverse Effect on Midwest.

     (d)  Except as set forth on Schedule 2.14 of the Disclosure Schedule of Midwest, neither Midwest nor any Midwest Subsidiary is a party to any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements.

     (e)  Except as set forth in Schedule 2.14 of the Disclosure Schedule of Midwest and except for pledges to secure public and trust deposits, none of the investments reflected in the Midwest Financial Statement, dated as of June 30, 2002, under the heading “Investment Securities,” and none of the investments made by Midwest or any Midwest Subsidiary since June 30, 2002, is subject to any restriction, whether contractual or statutory, which materially impairs the ability of Midwest or the Midwest Subsidiaries freely to dispose of such investment at any time. With respect to all material repurchase agreements to which Midwest or any Midwest Subsidiary is a party, Midwest or the Midwest Subsidiaries have a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement. Except as set forth in the Schedule 2.14 of the Disclosure Schedule of Midwest and except for transactions aggregating less than $300,000, neither Midwest nor any Midwest Subsidiary has sold or otherwise disposed of any assets in a transaction in which the acquirer of such assets or other person has the right, either conditionally or absolutely, to require Midwest or the Midwest Subsidiary to repurchase or otherwise reacquire any such assets.

     2.15 Allowance for Loan Losses. The allowance for loan losses shown on the Midwest Financial Statement, dated as of June 30, 2002 (and as shown on any financial statements to be delivered by Midwest to CoVest pursuant to Section 5.09 hereof), as of such date was (and will be as of such subsequent financial statement dates) in the reasonable judgment of the management of Midwest adequate based upon its past business practices to provide for possible or specific losses, net of recoveries relating to loans previously charged off, on loans outstanding, and contained (or will contain) an additional amount of unallocated reserves for unanticipated future losses at a level considered adequate under the standards applied by applicable federal and/or state regulatory authorities to financial institutions.

     2.16 Midwest Benefit Plans. Set forth on Schedule 2.16 of the Disclosure Schedule of Midwest are any retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, bonus, group insurance, severance and other employee benefit plans which Midwest has in effect as of the date hereof, and true and correct copies (or detailed summaries) of each such plan are attached to and made a part of Schedule 2.16 of the Disclosure Schedule of Midwest.

     2.17 Insurance. In the reasonable judgment of management of Midwest, Midwest and each Midwest Subsidiary maintain insurance with an insurer which is sound and reputable on their respective assets, and upon their respective businesses and operations, against loss or damage, risks, hazards and liabilities of the kinds customarily insured by prudent corporations engaged in the same or similar businesses.

     2.18 Compliance with Environmental Laws.

     (a)  To the best knowledge of Midwest, and except as set forth in Schedule 2.18 of the Disclosure Schedule of Midwest: (i) the operations of Midwest and each of the Midwest Subsidiaries comply in all material respects with all applicable Environmental Laws; (ii) none of the operations of Midwest or the Midwest Subsidiaries, no assets presently or formerly owned or leased by Midwest or the Midwest Subsidiaries and, no Mortgaged Premises or Participating Facility (as defined below) are subject to any judicial or administrative proceedings alleging the violation of any past or present Environmental Law, nor are they the subject of any claims alleging damages to health or property, pursuant to which Midwest, any of the Midwest Subsidiaries or any owner of a Mortgaged Premises or a Participating Facility would be liable in law or equity; (iii) none of the operations of Midwest or any of the Midwest Subsidiaries, no assets presently owned or formerly owned by Midwest or any of the Midwest Subsidiaries, and, no Mortgaged Premises or a Participating Facility are the subject of any federal, state or local investigation evaluating whether any remedial action is needed to respond to a release or threatened release of any Hazardous Substance, or any other substance into the environment, nor has Midwest or any of the Midwest Subsidiaries, or any owner of a Mortgaged Premises or a Participating Facility been directed to conduct such investigation, formally or informally, by any governmental agency, nor have any of them agreed with any governmental agency or private person to conduct any such investigation; and (iv) neither Midwest nor any of the Midwest Subsidiaries, nor any owner of a Mortgaged Premises or a Participating Facility has filed any notice under any Environmental Law indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance, or any other substance into the environment.

     (b)  To the best knowledge of Midwest, and except as set forth in Schedule 2.18 of the Disclosure Schedule of Midwest, with respect to (i) the real estate owned (other than OREO) or leased by Midwest or any of the Midwest Subsidiaries; (ii) OREO presently or formerly held by Midwest or any of the Midwest Subsidiaries; and (iii) any real estate formerly owned (other than OREO) or leased by Midwest or any of the Midwest Subsidiaries (the “Midwest Premises”): (x) no part of the Midwest Premises has been used for the generation, manufacture, handling, storage, or disposal of Hazardous Substances; (y) the Midwest Premises do not contain, and have never contained, an underground storage tank; and (z) the Midwest Premises do not contain and are not contaminated by any quantity of a Hazardous Substance from any source.

     (c)  For purposes of this Agreement, “Hazardous Substance” has the meaning set forth in Section 9601 of the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C.A., §9601 et seq., and also includes any substance now or hereafter regulated by or subject to any Environmental Laws (as defined below) and any other pollutant, contaminant, or waste, including petroleum, asbestos, fiberglass, radon, and polychlorinated biphenyls. For purposes of this Agreement, “Environmental Laws” means all laws (civil or common), ordinances, rules, regulations, guidelines, and orders that: (i) regulate air, water, soil, and solid waste management, including the generation, release, containment, storage, handling, transportation, disposition, or management of any Hazardous Substance; (ii) regulate or prescribe requirements for air, water, or soil quality; (iii) are intended to protect public health or the environment; or (iv) establish liability for the investigation, removal, or cleanup of, or damage caused by, any Hazardous Substance. For purposes of this Section, “Mortgaged Premises” shall mean each (i) real property interest (including any fee or leasehold interest) which is encumbered or affected by any mortgage, deed of trust, deed to secure debt or other similar document or instrument granting to either Midwest or any of the Midwest Subsidiaries or CoVest or any CoVest Subsidiary (as applicable) a lien on or security interest in such real property interest and (ii) any other real property interest upon which is situated assets or other property affected or encumbered by any document or instrument granting to either Midwest or any of the Midwest Subsidiaries or CoVest or any CoVest Subsidiary (as applicable) a lien thereon or security interest therein; provided, however, that the term “Mortgaged Premises” shall not include one to four unit single family residences. For purposes of this Section, “Participating Facility” means any property in which either Midwest or any of the Midwest Subsidiaries or CoVest or any CoVest Subsidiary (as applicable) participates in the management of such property and, where the context requires, includes the owner or operator of such property.

     2.19 Assets.

     (a)  Midwest and each of the Midwest Subsidiaries have good, sufficient and marketable title to their real properties, including any leaseholds and ground leases, and their other assets and properties, all as reflected as owned by Midwest or any of the Midwest Subsidiaries in the Midwest Financial Statement, dated as of June 30, 2002, except for (i) assets and properties disposed of since such date in the ordinary course of business and (ii) Permitted Liens (as defined in Section 3.22(c) hereof and relating to Midwest or any Midwest Subsidiary). Substantially all of the buildings, structures, fixtures and appurtenances comprising part of the real properties of Midwest or any of the Midwest Subsidiaries (whether owned or leased by Midwest or the Midwest Subsidiaries) are in good operating condition and have been adequately maintained, reasonable wear and tear excepted. Midwest and each of the Midwest Subsidiaries have title or other rights to all their other assets sufficient in all material respects for the conduct of their respective businesses as presently conducted, and, except for the Permitted Liens, free, clear and discharged of, and from any and all liens, charges, encumbrances, security interests and/or equities which are material to Midwest on a consolidated basis.

     (b)  All leases pursuant to which Midwest or any of the Midwest Subsidiaries, as lessee, leases real or personal property which are material to the business of Midwest on a consolidated basis are, to the best of the knowledge of Midwest, valid, effective, and enforceable against the lessor in accordance with their respective terms. There is not under any of such leases any existing default, or any event which with notice or lapse of time or both would constitute a default, with respect to either Midwest or any of the Midwest Subsidiaries, or to the best knowledge of Midwest, the other party.

     2.20 Fees. Other than the financial advisory services performed for Midwest by Hovde Financial, LLC, neither Midwest or any of the Midwest Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed a broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder’s fees, and no broker or finder has acted directly or indirectly for Midwest or any Midwest Subsidiary in connection with this Agreement or the transactions contemplated hereby.

     2.21 Governmental Approvals. No fact or condition exists with respect to Midwest or any Midwest Subsidiary which Midwest has reason to believe may prevent it from obtaining timely approval of the Merger or any other transaction contemplated by this Agreement by any governmental authority.

     2.22 Disclosure. None of the information supplied by Midwest for inclusion in the Proxy Statement to be delivered to the Midwest Stockholders and the CoVest Stockholders as required by Section 5.04 hereof will at the time of the Midwest Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     2.23 No Other Representation or Warranty. Except for the representations and warranties expressly contained in this Article II, Midwest has not made any other representation or warranty (express or implied, oral or written).

III. REPRESENTATIONS AND WARRANTIES OF COVEST

     CoVest represents and warrants to Midwest that:

     3.01 Organization.

     (a)  CoVest is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, corporate, or otherwise, to own, operate and lease its assets, properties and businesses and to carry on its businesses substantially as they have been and are now being conducted. CoVest is duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Material Adverse Effect on CoVest (as defined below). CoVest has all requisite corporate power and authority to enter into this Agreement and, upon the receipt of the approval of the CoVest Stockholders of the Merger and the approval of all requisite state and federal regulatory agencies, to consummate the transactions contemplated hereby. CoVest is duly registered as a bank holding company under the BHC.

     (b)  As used in this Agreement, the term “Material Adverse Effect” with respect to CoVest means any condition, event, change or occurrence that has or may reasonably be expected to (i) have a material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations, of CoVest on a consolidated basis; or (ii) impair in any material respect the ability of CoVest to perform its obligations under this Agreement; it being understood that a Material Adverse Effect with respect to CoVest shall not include: (1) a change with respect to, or effect on, CoVest and its consolidated subsidiaries resulting from a change in law, rule, regulation, GAAP or regulatory accounting principles, as such would apply to the financial statements of CoVest on a consolidated basis; (2) a change with respect to, or effect on, CoVest and its consolidated subsidiaries resulting from expenses (such as legal, accounting and investment bankers fees)

incurred in connection with the transactions contemplated by this Agreement, including the costs of litigation defending any of the transactions contemplated herein; (3) the payment of any amounts due to, or the provision of any benefits to, any officer or employee under employment contracts or employee benefit plans, severance agreements, consulting agreements or other arrangements in existence as of the date hereof; (4) a change with respect to, or effect on, CoVest and its consolidated subsidiaries resulting from any other matter affecting depository institutions generally (including financial institutions and their holding companies) including changes in general economic conditions and changes in prevailing interest and deposit rates; or (5) actions or omissions by CoVest taken (A) with the prior written consent of Midwest, (B) in contemplation of the transactions contemplated hereby or (C) as required or permitted hereunder.

     3.02 Authorization. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and unanimously approved and authorized by CoVest’s Board of Directors, and all necessary corporate action on the part of CoVest has been taken, other than the receipt of the approval of the CoVest Stockholders of the Merger. This Agreement has been duly executed and delivered by CoVest and, subject to the approval of the CoVest Stockholders of the Merger and the approval of all requisite state and federal regulatory agencies, constitutes the valid and binding obligation of CoVest enforceable in accordance with its terms (except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines).

     3.03 Conflicts. Subject to the second sentence of this Section 3.03, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby, will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, or permit the acceleration of, any obligation or result in the creation of any material lien, charge or encumbrance on any property or assets of CoVest under any provision of the Certificate of Incorporation or By-laws of CoVest or similar documents of the Bank, or any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to CoVest or the Bank or their respective properties, other than any such conflicts, violations or defaults which (i) individually or in the aggregate do not have a Material Adverse Effect on CoVest, (ii) will be cured or waived prior to the Closing Date or (iii) except as disclosed in Schedule 3.03 of the Disclosure Schedule of CoVest (which was delivered by CoVest to Midwest prior to the execution of this Agreement). No consent, approval, order or authorization of, or registration, declaration or filing with, any federal or state governmental authority is required by or with respect to CoVest in connection with the execution and delivery of this Agreement or the consummation by CoVest of the transactions contemplated hereby the absence of which would have a Material Adverse Effect upon CoVest except for: (a) the filing by Midwest of an application on Form Y-3 with the Federal Reserve Board under the BHC for prior approval of the transactions contemplated by this Agreement; (b) the filing by Midwest of applications with the Federal Reserve Board, the Commissioner and any other banking regulators for prior approval of the Bank Merger; (c) the filing by Midwest of the Registration Statement with the SEC under the Securities Act and various blue sky authorities, which Registration Statement shall include the Proxy Statement; (d) the filing of the Certificate of Merger with respect to the Merger with the Secretary of State of the State of Delaware; (e) any filings, approvals or no-action letters with or from state securities authorities; and (f) any anti-trust filings, consents, waivers or approvals.

     3.04 Antitakeover Provisions Inapplicable. This Agreement has been unanimously approved by the Board of Directors of CoVest. No “business combination,” “moratorium,” “control share,” other state antitakeover statute or regulation, or the Rights Agreement, (i) prohibits or restricts the ability of CoVest to perform its obligations under this Agreement or its ability to consummate the transactions contemplated hereby, (ii) would have the effect of invalidating or voiding this Agreement, or any provision hereof, or (iii) would subject Midwest to any material impediment or condition in connection with the exercise of any of its rights under this Agreement.

     3.05 Capitalization.

     (a)  As of the date hereof, the authorized capital stock of CoVest consists of (i) 7,500,000 shares of CoVest Common Stock, $0.01 par value per share, of which 3,481,434 shares are issued and outstanding and 922,369 shares are held as treasury shares; and (ii) 1,000,000 shares of preferred stock, $0.01 par value per share, 7,500 shares of which are reserved for issuance pursuant to the terms and conditions of the Rights Agreement dated July 28, 1997, between CoVest and Harris Trust and Savings Bank, as Rights Agent (the “Rights Agreement”). All of the issued and outstanding shares of CoVest Common Stock have been duly and validly authorized and issued, and are fully paid and non-assessable. None of the outstanding shares of CoVest Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of CoVest. All of the outstanding shares of CoVest Common Stock have been issued in material compliance with all federal and state securities laws.

     (b)  As of September 30, 2002, CoVest had reserved 1,908,000 shares of CoVest Common Stock for issuance under various stock option and stock incentive plans for the benefit of the employees, directors, former employees and former directors of CoVest (collectively, the “CoVest Stock Option Plan”) pursuant to which options covering 641,789 shares of CoVest Common Stock (the “CoVest Stock Options”) were outstanding as of September 30, 2002. As of September 30, 2002, 1,662 shares of CoVest Common Stock were issued and outstanding under CoVest’s Bank Incentive Plan. Except as set forth in the Rights Agreement and in this Section 3.05(b), there are no shares of capital stock or other equity securities of CoVest outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of CoVest, or contracts, commitments, understandings, or arrangements by which CoVest is or may be bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock.

     3.06 CoVest Financial Statements; Material Changes. CoVest has heretofore delivered to Midwest its audited, consolidated financial statements for the years ended December 31, 2001, December 31, 2000 and December 31, 1999, and its unaudited, consolidated financial statements for the six (6) months ended June 30, 2002 (the “CoVest Financial Statements”), and the Reports of Income and Reports of Condition for the Bank for the years ended December 31,

2001, December 31, 2000, and December 31, 1999, and for the six (6) months ended June 30, 2002 (the “Bank Reports”). The CoVest Financial Statements (x) are true and complete in all material respects; (y) have been prepared in accordance with GAAP and comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC; and (z) fairly present the consolidated financial position of CoVest as of the dates thereof and the consolidated results of its operations, statement of stockholders’ equity and statement of cash flows for the periods then ended, except as may be indicated in the notes thereto and subject to normal year-end non-material audit adjustments in amounts consistent with past experience in the case of the unaudited CoVest Financial Statements. The Bank Reports (1) are true and complete in all material respects; (2) have been prepared in accordance with GAAP as modified by banking regulations; and (3) fairly represent the financial position of the Bank as of the dates thereof and the results of its operations, statement of stockholder’s equity and statement of cash flows for the periods then ended, subject to normal year-end audit adjustments in amounts consistent with past experience in the case of the Bank Report dated June 30, 2002. Since June 30, 2002, to the date hereof, CoVest, on a consolidated basis, has not undergone or suffered any changes in its condition (financial or otherwise), properties, assets, liabilities, business or operations which have resulted, in any case or in the aggregate, in a Material Adverse Effect on CoVest. No facts or circumstances have been discovered from which it reasonably appears that there is a significant risk and reasonable probability that CoVest will suffer or experience a Material Adverse Effect.

     3.07 CoVest Subsidiaries.

     (a)  CoVest owns all of the issued and outstanding capital stock of the Bank, which is the only subsidiary of CoVest, and will own all of such shares as of the Closing Date. The Bank owns all of the issued and outstanding capital stock of CII, which is the only subsidiary of the Bank, and will own all of such shares as of the Closing Date (hereafter the Bank and CII are referred to collectively as the “CoVest Subsidiaries” and singularly as a “CoVest Subsidiary”). The capitalization of each CoVest Subsidiary is set forth in Schedule 3.07 of the Disclosure Schedule of CoVest. Except as set forth in Schedule 3.07 of the Disclosure Schedule of CoVest, neither CoVest nor any CoVest Subsidiary owns directly or indirectly any debt or equity securities, or other proprietary interest in any other corporation, joint venture, partnership, entity, association or other business. Except as provided in Section 55 of the National Bank Act with respect to the Bank, all of the issued and outstanding shares of the capital stock of each CoVest Subsidiary have been duly and validly authorized and issued, and are fully paid and non-assessable. None of the outstanding shares of capital stock of any CoVest Subsidiary are subject to any preemptive rights of the current or past stockholders of such subsidiary. No capital stock of any CoVest Subsidiary is or may become required to be issued (other than to CoVest) by reason of any options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of such CoVest Subsidiary. There are no contracts, commitments, understandings or arrangements relating to the rights of CoVest to vote or to dispose of shares of the capital stock of any CoVest Subsidiary. All of the shares of capital stock of the Bank held by CoVest are owned by CoVest free and clear of any claim, lien or encumbrance. All of the shares of capital stock of CII held by the Bank are owned by the Bank free and clear of any claim, lien or encumbrance.

     (b)  The Bank is a national banking association and is duly organized, validly existing and in good standing under the laws of the United States, and is duly qualified to do business and in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires it to be so qualified, except where the failure to so qualify, either individually or in the aggregate, would not have a Material Adverse Effect on CoVest. The Bank has the corporate power and authority necessary for it to own, operate or lease its assets, properties and business and to carry on its business substantially as they have been and are now being conducted.

     (c)  The conversion of the Bank from mutual to stock form of organization and the concurrent holding company formation (the “Conversion”) was conducted and effectuated in accordance with all applicable laws, rules and regulations, and pursuant to all terms and conditions of regulatory approvals. Neither CoVest nor the Bank incurred any federal or state tax liability as a result of the Conversion. The Bank is a member in good standing of the Federal Home Loan Bank System. All eligible deposit accounts issued by the Bank are insured by the FDIC through the Savings Association Insurance Fund to the full extent permitted under applicable laws. The liquidation account established by the Bank in connection with the Conversion has been maintained since its establishment in accordance with applicable laws and the records with respect to said account are complete and accurate in all material respects. None of the transactions contemplated by this Agreement would constitute a complete liquidation of the Bank so as to require the distribution of such liquidation account of the Bank to any existing or former savings or demand account holders of the Bank.

     (d)  CII is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois and has all requisite power and authority, corporate, or otherwise, to own, operate and lease its assets, properties and businesses and to carry on its businesses substantially as they have been and are now being conducted. CII is duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Material Adverse Effect on CoVest.

     (e)  Except as previously disclosed herein or in the Disclosure Schedule of CoVest, Schedule 3.07 of the Disclosure Schedule of CoVest sets forth a true and complete list of all affiliated CoVest entities, including all special purpose entities, limited purpose entities and qualified special purpose entities, in which CoVest or any CoVest Subsidiary or any officer or director of CoVest or any CoVest Subsidiary has an economic or management interest. Schedule 3.07 of the Disclosure Schedule of CoVest also sets forth a true and complete list of all material transactions, arrangements and other relationships between or among any such CoVest affiliated entity, CoVest, any CoVest Subsidiary and any officer or director of CoVest or any CoVest Subsidiary that are not reflected in the consolidated financial statements of CoVest (each, a “CoVest Off Balance Sheet Transaction”), along with the following information with respect to each such CoVest Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential material risk to CoVest or any CoVest Subsidiary; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment or any other type of arrangement that could require CoVest or any CoVest Subsidiary to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on CoVest or any CoVest Subsidiary.

     3.08 CoVest Filings. CoVest has previously made available, or will make available prior to the Effective Time, to Midwest true and complete copies of its (i) proxy statements relating to all meetings of CoVest Stockholders (whether special or annual) during the calendar years 1999, 2000, 2001 and 2002 and (ii) all other reports, as amended, or filings, as amended, required to be filed under the Securities Exchange Act, by CoVest with the SEC since January 1, 1999, including on Forms 10-K, Forms 10-Q and Forms 8-K.

     3.09 CoVest Reports. Since January 1, 1997, CoVest and each CoVest Subsidiary has filed, and will continue to file through the Closing Date, all reports and statements, together with any amendment required to be made with respect thereto, that it was, or will be, required to file with (i) the SEC, including Forms 10-K, Forms 10-Q and Forms 8-K, and proxy statements, (ii) the Federal Reserve Board, (iii) the OCC, (iv) the FDIC, (v) the NASD and (vi) any applicable state banking, insurance, securities, or other regulatory authorities (except filings which are not material). As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all of the statutes, rules, and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statement made therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by the Internal Revenue Service, state and local taxing authorities, the Federal Reserve Board, the OCC or the FDIC in the regular course of the business of CoVest or any CoVest Subsidiary, no federal, state or local governmental agency, commission or other entity has initiated any proceeding or, to the best knowledge of CoVest, investigation into the business or operations of CoVest or any CoVest Subsidiary within the past five (5) years. There is no unresolved violation, criticism or exception by the OCC, the FDIC or other agency, commission or entity with respect to any report or statement referred to herein that has or is expected to have a Material Adverse Effect on CoVest.

     3.10 Compliance With Laws.

     (a)  Except as disclosed in the Schedule 3.10 of the Disclosure Schedule of CoVest, the businesses of CoVest and the CoVest Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental entity, including any laws affecting financial institutions (including those pertaining to the Bank Secrecy Act, the investment of funds, the lending of money, the collection of interest and the extension of credit), federal and state securities laws, laws and regulations relating to financial statements and reports, truth-in-lending, truth-in-savings, usury, fair credit reporting, consumer protection, occupational safety, fair employment practices, fair labor standards and laws and regulations relating to employee benefits, and any statutes or ordinances relating to the properties occupied or used by CoVest or any CoVest Subsidiary, except for possible violations which either singly or in the aggregate do not and, insofar as reasonably can be foreseen in the future, will not have a Material Adverse Effect on CoVest.

     (b)  The policies, programs and practices of CoVest and the CoVest Subsidiaries relating to wages, hours of work, and other terms and conditions of employment are in compliance in all material respects with applicable material laws, orders, regulations, public policies and ordinances governing employment and terms and conditions of employment. There are no disputes, claims, or charges, pending or, to the best of the knowledge of CoVest, threatened, against CoVest or any CoVest Subsidiary alleging breach of any express or implied employment contract or commitment, or material breach of any applicable material law, order, regulation, public policy or ordinance relating to employment or terms and conditions of employment, and, to the best of the knowledge of CoVest, there is no basis for any valid claim or charge with regard to such matters.

     (c)  Except as disclosed in Schedule 3.10 of the Disclosure Schedule of CoVest, no investigation or review by the Federal Reserve Board, FDIC or the OCC with respect to CoVest or any CoVest Subsidiary is pending or, to the best of the knowledge of CoVest, threatened, nor has any governmental entity indicated to CoVest or any CoVest Subsidiary an intention to conduct the same, other than normal bank regulatory examinations and those the outcome of which will not have a Materially Adverse Effect on CoVest.

     (d)  Each of CoVest and the CoVest Subsidiaries, where applicable, is in substantial compliance with the applicable provisions of the CRA. As of the date of this Agreement, CoVest has not been advised of the existence of any act or circumstance or set of facts or circumstances which, if true, would cause CoVest or any CoVest Subsidiary to fail to be in substantial compliance with such provisions. The Bank has not received a CRA rating from the applicable regulatory authority which is less than “satisfactory” since January 1, 1997.

     3.11 Litigation. Except as disclosed in Schedule 3.11 of the Disclosure Schedule of CoVest, there is no suit, action, investigation or proceeding, legal, quasi-judicial, administrative or otherwise, pending or, to the best of the knowledge of CoVest, threatened against CoVest or any CoVest Subsidiary, or any of their respective officers, directors or employees, in their capacities as such, which is seeking damages in excess of $50,000 against CoVest, any CoVest Subsidiary, or any of their respective officers, directors or employees, in their capacities as such, or which would materially affect the ability of CoVest to consummate the transactions contemplated herein or which is seeking to enjoin consummation of the transactions provided for herein or to obtain other relief in connection with this Agreement or the transactions contemplated hereby, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against CoVest or any CoVest Subsidiary or any of their respective officers, directors, employees or agents, in their capacities as such, having, or which, insofar as reasonably can be foreseen in the future, would have any such effect.

     3.12 Licenses. CoVest and the CoVest Subsidiaries hold all licenses, certificates, permits, franchises and all patents, trademarks, service marks, trade names, copyrights or rights thereto, and adequate authorizations, approvals, consents, licenses, clearances and orders or registrations with all appropriate federal, state or other authorities that are material to the conduct of their respective businesses as now conducted and as presently proposed to be conducted (the “CoVest Licenses”), except for such CoVest Licenses the failure of which to hold will not have a Material Adverse Effect on CoVest.

     3.13 Taxes.

     (a)  Except as disclosed in Schedule 3.13 of the Disclosure Schedule of CoVest, CoVest and the CoVest Subsidiaries have each timely filed all material tax and information returns required to be filed (all such returns being true and complete in all material respects) and have paid (or CoVest has paid on behalf of the CoVest Subsidiaries), or have accrued on their respective books and set up an adequate reserve for the payment of, all taxes reflected on such returns in respect of the periods covered by such returns and have accrued on their respective books and set up an adequate reserve for the payment of all income and other taxes anticipated to be payable in respect of periods through the end of the calendar month next preceding the date hereof. Neither CoVest nor any CoVest Subsidiary is delinquent in the payment of any material tax, assessment or governmental charge. No deficiencies for any taxes have been proposed, asserted or assessed against CoVest or any CoVest Subsidiary that have not been resolved or settled and no requests for waivers of the time to assess any such tax are pending or have been agreed to. The income tax returns of CoVest and the CoVest Subsidiaries have not been audited by the Internal Revenue Service for at least one (1) year or the Illinois Department of Revenue for at least three (3) years. Neither CoVest nor any CoVest Subsidiary is a party to any action or proceeding by any governmental authority for the assessment or the collection of taxes. Deferred taxes of CoVest and the CoVest Subsidiaries have been accounted for in accordance with past practices. CoVest and the CoVest Subsidiaries have properly accrued for all real estate taxes.

     (b)  CoVest has not filed any consolidated federal income tax return with an “affiliated group” (within the meaning of Section 1504 of the Code where CoVest was not the common parent of the group. Neither CoVest nor any CoVest Subsidiary is, or has been, a party to any tax allocation agreement or arrangement pursuant to which it has any contingent or outstanding liability to anyone other than CoVest or any CoVest Subsidiary.

     (c)  CoVest and each CoVest Subsidiary have each withheld amounts from its employees, CoVest Stockholders or holders of public deposit accounts in material compliance with the tax withholding provisions of applicable federal, state and local laws, filed all federal, state and local returns and reports for all years for which any such return or report would be due with respect to employee income tax withholding, social security and unemployment taxes, income and other taxes and all payments or deposits with respect to such taxes have been timely made and notified all employees, stockholders and holders of public deposit accounts of their obligations to file all forms, statements or reports with it in accordance with applicable federal, state and local tax laws.

     3.14 Insurance. CoVest and the CoVest Subsidiaries maintain insurance with an insurer which in the reasonable judgment of management of CoVest is sound and reputable, on their respective assets, and upon their respective businesses and operations, against loss or damage, risks, hazards and liabilities of the kinds customarily insured against by prudent corporations engaged in the same or similar businesses. CoVest and the CoVest Subsidiaries maintain in effect all insurance required to be carried by law or by any agreement by which they are bound, except where the failure to so maintain would not have a Material Adverse Effect on CoVest. All material claims under all policies of insurance maintained by CoVest and the CoVest Subsidiaries have been filed in due and timely fashion. Neither CoVest nor any CoVest

Subsidiary has had an insurance policy canceled by the issuer of the policy within the past five (5) years. Section 3.14 of the Disclosure Schedule of CoVest contains a description of all individual claims in excess of $125,000, and aggregate annual claims of more than $250,000, filed by CoVest or any CoVest Subsidiary since July 28, 2001, and there were no such claims filed by CoVest or any CoVest Subsidiary between January 1, 1998 and July 28, 2001.

     3.15 Loans; Investments.

     (a)  Except as otherwise disclosed in Schedule 3.15 of the Disclosure Schedule of CoVest, each material loan reflected as an asset on the CoVest Financial Statement, dated as of June 30, 2002, is evidenced by written documentation issued in the normal course of CoVest’s or the CoVest Subsidiary’s business and constitutes, to the best of the knowledge of CoVest, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines; to the best of the knowledge of CoVest, no obligor named therein is seeking to avoid the enforceability of the terms of any loan under any such laws or equitable principles or doctrines and no loan is subject to any valid and enforceable defense, offset or counterclaim. All such loans originated by CoVest or any CoVest Subsidiary, and to the best of the knowledge of CoVest, all such loans purchased by CoVest or any CoVest Subsidiary, were made or purchased in accordance with customary lending standards of CoVest or the CoVest Subsidiary and in the ordinary course of business of CoVest or the CoVest Subsidiary. Except as set forth in Schedule 3.15 of the Disclosure Schedule of CoVest, all such loans are, and at the Closing Date will be, free and clear of any security interest, lien, encumbrance or other charge, and CoVest and the CoVest Subsidiary have complied, and at the Closing Date will have complied, in all material respects, with all material laws and regulations relating to such loans. Except as set forth on Schedule 3.15 of the Disclosure Schedule of CoVest, there are no loans or other assets of CoVest or any CoVest Subsidiary in excess of $250,000 that have been classified by examiners or others as “Other Assets Specially Mentioned,” “Substandard,” “Doubtful” or “Loss” as of June 30, 2002. Set forth on Schedule 3.15 of the Disclosure Schedule of CoVest is a complete list of the Bank’s OREO as of June 30, 2002.

     (b)  All guarantees of indebtedness owed to CoVest or any CoVest Subsidiary, including those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are, to the best of the knowledge of CoVest, valid and enforceable, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines and except as would not have a Material Adverse Effect on CoVest.

     (c) In originating, underwriting, servicing, and discharging loans, mortgages, land contracts, and contractual obligations relating thereto, either for its own account or for the account of others, each CoVest Subsidiary has complied in all material respects with all applicable terms and conditions of such obligations and with all applicable laws, regulations, rules, contractual requirements, and procedures with respect to such servicing, except where the failure to comply would not have a Material Adverse Effect on CoVest.

     (d)  Except as set forth on Schedule 3.15 of the Disclosure Schedule of CoVest, neither CoVest nor any CoVest Subsidiary is a party to any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements.

     (e)  Except as set forth in Schedule 3.15 of the Disclosure Schedule of CoVest and except for pledges to secure public and trust deposits, none of the investments reflected in the CoVest Financial Statement, dated as of June 30, 2002, under the heading “Investment Securities,” and none of the investments made by CoVest or any CoVest Subsidiary since June 30, 2002, is subject to any restriction, whether contractual or statutory, which materially impairs the ability of CoVest or the CoVest Subsidiaries freely to dispose of such investment at any time. With respect to all material repurchase agreements to which CoVest or any CoVest Subsidiary is a party, CoVest or the CoVest Subsidiaries have a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement. Except as set forth in the Schedule 3.15 of the Disclosure Schedule of CoVest and except for transactions aggregating less than $100,000, neither CoVest nor any CoVest Subsidiary has sold or otherwise disposed of any assets in a transaction in which the acquirer of such assets or other person has the right, either conditionally or absolutely, to require CoVest or the CoVest Subsidiary to repurchase or otherwise reacquire any such assets. Set forth on Schedule 3.15 of the Disclosure Schedule of CoVest is a complete and accurate list of each investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell owned by CoVest or any CoVest Subsidiary, showing as of June 30, 2002, the carrying values and the gross carrying values of the mortgage-backed and related securities and the estimated cost of the marketable equity securities.

     3.16 Allowance for Loan Losses. The allowance for loan losses shown on the CoVest Financial Statement, dated as of June 30, 2002 (and as shown on any financial statements to be delivered by CoVest to Midwest pursuant to Section 5.09 hereof), as of such date was (and will be as of such subsequent financial statement dates) in the reasonable judgment of CoVest’s management adequate based upon its past business practices to provide for possible or specific losses, net of recoveries relating to loans previously charged off, on loans outstanding, and contained (or will contain) an additional amount of unallocated reserves for unanticipated future losses at a level considered adequate under the standards applied by applicable federal and/or state regulatory authorities to financial institutions.

     3.17 CoVest Benefit Plans.

     (a)  Schedule 3.17 of the Disclosure Schedule of CoVest contains a list or a true and complete copy (or, a description with respect to any oral employee benefit plan, practice, policy or arrangement), including all amendments thereto, of each material compensation, consulting, employment, termination or collective bargaining agreement, and each stock option, stock purchase, stock appreciation right, recognition and retention, life, health, accident or other insurance, bonus, deferred or incentive compensation, severance or separation agreement or any agreement providing any payment or benefit resulting from a change in control, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees, former employees, directors or former directors of CoVest or any CoVest Subsidiary or their respective beneficiaries, including any employee benefit plans within the meaning of Section 3(3) of Employee Retirement Income Security Act, as amended (“ERISA”), which CoVest or the Bank maintains, to which CoVest or any CoVest Subsidiary contributes, or under which any employee, former employee, director or former director of CoVest or any CoVest Subsidiary is covered or has benefit rights and pursuant to which any material Liability of CoVest or any CoVest Subsidiary exists or, to the best of the knowledge of CoVest, is reasonably likely to occur (the “CoVest Benefit Plans”), and current summary plan description, trust agreement, insurance contracts, actuarial reports and valuations, financial statements and IRS Form 5500 or 5500-C with respect thereto. Except as set forth in Schedule 3.17 of the Disclosure Schedule of CoVest, CoVest neither maintains nor has entered into any CoVest Benefit Plan or other document, plan or agreement which contains any change in control provisions which would cause an increase or acceleration of benefits or benefit entitlements to employees or former employees of CoVest or any CoVest Subsidiary or their respective beneficiaries, or other provisions, which would cause an increase in the material Liability of CoVest, any CoVest Subsidiary or to Midwest as a result of the transactions contemplated by this Agreement or any related action thereafter (a “Change in Control Benefit”). No such CoVest Benefit Plan has, or as of the Closing will have, any amount of unfunded benefit liabilities (as defined in Section 4001(a)(18) of ERISA) if any such CoVest Benefit Plan were terminated as of the Closing, which amounts would be material to CoVest. The term “CoVest Benefit Plans” as used herein refers to all plans contemplated under the preceding sentences of this Section 3.17, provided that the term “Plan” or “Plans” is used in this Agreement for convenience only and does not constitute an acknowledgment that a particular arrangement is an employee benefit plan within the meaning of Section 3 (37) of ERISA. Except as disclosed in the Schedule 3.17 of the Disclosure Schedule of CoVest, no CoVest Benefit Plan is a multi-employer plan within the meaning of Section 3(37) of ERISA. All payments and other compensation paid or payable by CoVest or any CoVest Subsidiary under this Agreement, the CoVest Benefit Plan or otherwise, to or for the benefit of any employee or director or former employee or director of CoVest or the Bank, are in compliance with all applicable rules, regulations and bulletins promulgated by the OCC and the FDIC.

     (b)  Except as set forth on Schedule 3.17 of the Disclosure Schedule of CoVest, each of the CoVest Benefit Plans that is intended to be a pension, profit sharing, stock bonus, thrift, savings or employee stock ownership plan that is qualified under Section 401(a) of the Code (“CoVest Qualified Plans”) has been determined by the Internal Revenue Service to qualify under Section 401(a) of the Code, or an application for determination of such qualification has been timely made to the Internal Revenue Service prior to the end of the applicable remedial amendment period under Section 401(b) of the Code (a copy of each such determination letter or pending application is included in Schedule 3.17 of the Disclosure Schedule of CoVest), and, to the best of the knowledge of CoVest, there exist no circumstances likely to materially adversely affect the qualified status of any such CoVest Qualified Plan. To the best knowledge of CoVest, all such CoVest Qualified Plans established or maintained by CoVest or any CoVest Subsidiary or to which CoVest or any CoVest Subsidiary contribute are in compliance in all material respects with all applicable requirements of ERISA, and are in compliance in all material respects with all applicable requirements (including qualification and non-discrimination requirements in effect as of the Closing Date) of the Code for obtaining the tax benefits the Code thereupon permits with respect to such CoVest Qualified Plans. Except as set forth on Schedule 3.17 of the Disclosure Schedule of CoVest, neither CoVest nor any

CoVest Subsidiary maintains a defined benefit pension plan which is subject to Title IV of ERISA. The present value of all benefits vested and all benefits accrued under each such defined benefit pension plan did not, in each case, as of the last applicable valuation date, exceed the value of the assets of such plan allocable to such vested or accrued benefits. No defined benefit plan has incurred any “accumulated funding deficiency,” as such term is defined in Section 302 of ERISA. All accrued contributions and other payments required to be made by CoVest or any CoVest Subsidiary to the CoVest Benefit Plans through June 30, 2002, have been made or reserves adequate for such purposes as of June 30, 2002, have been set aside therefore and reflected in the CoVest Financial Statement, dated as of June 30, 2002. Neither CoVest nor any CoVest Subsidiary is in material default in performing any of its respective contractual obligations under any of the CoVest Benefit Plans or any related trust agreement or insurance contract, and there are no material outstanding Liabilities of any such Plan other than Liabilities for benefits to be paid to participants in such Plan and their beneficiaries in accordance with the terms of such Plan and the Liabilities of the CoVest Employee Stock Ownership Plan (the “ESOP”) related to the loans outstanding thereunder and evidenced by a term note dated February 22, 2002, in the principal amount of $1,500,000 (the “ESOP Loan”). Schedule 3.17 of the Disclosure Schedule of CoVest includes a true and correct copy of the term note and all agreements relating thereto.

     (c)  There is no pending or, to the best knowledge of CoVest, threatened litigation or pending claim (other than benefit claims made in the ordinary course) by or on behalf of or against any of the CoVest Benefit Plans (or with respect to the administration of any of such Plans) now or heretofore maintained by CoVest or any CoVest Subsidiary which allege violations of applicable state or federal law which are reasonably likely to result in a material Liability on the part of CoVest or any CoVest Subsidiary or any such Plan.

     (d)  CoVest and each CoVest Subsidiary and all other persons having fiduciary or other responsibilities or duties with respect to the CoVest Benefit Plan are and have since the inception of each such Plan been in substantial compliance with, and each such Plan is and has been operated in substantial accordance with, its provisions and in substantial compliance with the applicable laws, rules and regulations governing such Plan, including the rules and regulations promulgated by the Department of Labor, the Pension Benefit Guaranty Corporation (“PBGC”) and the Internal Revenue Service under ERISA, the Code or any other applicable law. No “reportable events” (as defined in Section 4043(c) of ERISA) for which the thirty (30) day notice period has not been waived or extended have occurred with respect to the CoVest Benefit Plans. No CoVest Benefit Plan has engaged in or been a party to a “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975(c) of the Code) that is not subject to a statutory or other exemption under Section 408 of ERISA or Section 4975 of the Code. All CoVest Benefit Plans that are group health plans have been operated in compliance with the group health plan continuation requirements of Section 4980B of the Code and Section 601 of ERISA.

     (e)  Neither CoVest nor any CoVest Subsidiary has incurred, nor to the best knowledge of CoVest is reasonably likely to incur, any material Liability under Title IV of ERISA in connection with any Plan subject to the provisions of Title IV of ERISA now or heretofore maintained or contributed to by CoVest or by the Bank.

     (f)  Except as set forth on Schedule 3.17 of the Disclosure Schedule of CoVest, neither CoVest nor any CoVest Subsidiary has made any payments, or is or has been a party to any agreement or the CoVest Benefit Plan, that under any circumstances could obligate CoVest or the Bank to make payments that are or will not be deductible because of Section 280G of the Code.

     (g)  Schedule 3.17 of the Disclosure Schedule of CoVest describes any obligation that CoVest or any CoVest Subsidiary has to provide health or welfare benefits to retirees or other former employees, directors or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA), including information as to the number of retirees, other former employees or directors and dependents entitled to such coverages and their ages.

     (h)  Schedule 3.17 of the Disclosure Schedule of CoVest lists: (i) each officer of CoVest and each CoVest Subsidiary and each director of CoVest who is eligible to receive a Change in Control Benefit, showing the amount of each such Change in Control Benefit, his or her estimated compensation for 2002 based upon compensation received to the date of this Agreement, and the individual’s rate of compensation in effect on the date of this Agreement, the individual’s participation in any bonus or other employee benefit plan, and such individual’s compensation from CoVest or any CoVest Subsidiary for each of the calendar years 1997 through 2001 as reported by CoVest or the Bank on Form W-2 or Form 1099; (ii) each other employee of CoVest or any CoVest Subsidiary who may be eligible for a Change in Control Benefit, showing the number of years of service of each such employee together with his or her estimated compensation for 2002; and (iii) each officer or director for whom a deferred compensation agreement is maintained, showing the amounts due thereunder and the payment schedule thereof, and the amounts accrued in the CoVest Financial Statement, dated as of June 30, 2002.

     (i)  CoVest and each CoVest Subsidiary have filed or caused to be filed, and will continue to file or cause to be filed, in a timely manner all filings pertaining to each CoVest Benefit Plan with the Internal Revenue Service, the PBGC, the Department of Labor, as prescribed by the Code or ERISA, or regulations issued thereunder. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no misstatements or omissions in any such filing which would be material to the financial condition of CoVest on a consolidated basis.

     (j)  To the extent not exercised prior to the Effective Time, each CoVest Stock Option can be converted into cash equal to the difference between the value of the Merger Consideration at Closing (based upon the Closing Midwest Common Stock Price) and the CoVest Stock Option exercise price. The post retirement medical benefit plan currently maintained by CoVest has been amended to prohibit the admission of new participants.

     3.18 Compliance with Environmental Laws.

     (a)  To the best knowledge of CoVest and except as set forth in Schedule 3.18 of the Disclosure Schedule of CoVest: (i) the operations of CoVest and each CoVest Subsidiary comply in all material respects with all applicable Environmental Laws; (ii) none of the operations of CoVest or any CoVest Subsidiary, no assets presently or formerly owned or leased by CoVest or any CoVest Subsidiary and no Mortgaged Premises or Participating Facility are subject to any judicial or administrative proceedings alleging the violation of any past or present Environmental Law, nor are they the subject of any claims alleging damages to health or property, pursuant to which CoVest, any CoVest Subsidiary or any owner of a Mortgaged Premises or a Participating Facility would be liable in law or equity; (iii) none of the operations of CoVest or any CoVest Subsidiary, no assets presently owned or formerly owned by CoVest or any CoVest Subsidiary and no Mortgaged Premises or a Participating Facility are the subject of any federal, state or local investigation evaluating whether any remedial action is needed to respond to a release or threatened release of any Hazardous Substance, or any other substance into the environment, nor has CoVest or any CoVest Subsidiary, or any owner of a Mortgaged Premises or a Participating Facility been directed to conduct such investigation, formally or informally, by any governmental agency, nor have any of them agreed with any governmental agency or private person to conduct any such investigation; and (iv) neither CoVest nor any CoVest Subsidiary nor, any owner of a Mortgaged Premises or a Participating Facility has filed any notice under any Environmental Law indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance, or any other substance into the environment.

     (b)  To the best knowledge of CoVest and except as disclosed in Schedule 3.18 of the Disclosure Schedule of CoVest, with respect to (i) the real estate owned (other than OREO) or leased by CoVest or any CoVest Subsidiary; (ii) OREO presently or, to the best of the knowledge of CoVest, formerly held by CoVest or any CoVest Subsidiary; and (iii) to the best of the knowledge of CoVest, any real estate formerly owned (other than OREO) or leased by CoVest or any CoVest Subsidiary (the “CoVest Premises”): (x) no part of the CoVest Premises has been used for the generation, manufacture, handling, storage, or disposal of Hazardous Substances; (y) the CoVest Premises do not contain, and have never contained, an underground storage tank; and (z) the CoVest Premises do not contain and are not contaminated by any quantity of a Hazardous Substance from any source.

     3.19 Disclosure Schedule of CoVest. The Disclosure Schedule of CoVest identifies, and shall be supplemented by CoVest, as required by Section 5.09 hereof, so as to contain at the Closing Date, in addition to the other instruments, documents, lists and other matters mentioned herein, each of the following documents, copies of which certified by an officer of CoVest to be true and correct copies of such documents, have been furnished to Midwest.

     (a)  A list of each outstanding loan agreement, mortgage, pledge agreement or other similar document or commitments to extend credit to any executive officer or director of CoVest or any CoVest Subsidiary, as well as a listing of all deposits or deposit surrogates, including the amount, type and interest being paid thereon, to which CoVest or any CoVest Subsidiary is a party under which it may (contingently or otherwise) have any Liability involving any officer or director of CoVest or any CoVest Subsidiary.

     (b) A list of each outstanding letter of credit and each commitment to issue a letter of credit in excess of $100,000 to which CoVest or any CoVest Subsidiary is a party and/or under which it may (contingently or otherwise) have any Liability, but not including any letter of credit issued in connection with real estate construction loans.

     (c)  A list of each material contract or agreement (not otherwise included in the Disclosure Schedule of CoVest or specifically excluded therefrom in accordance with the terms of this Agreement) involving goods, services or occupancy and which (i) has a term of more than six (6) months; (ii) cannot be terminated on thirty (30) days (or less) written notice without penalty; and (iii) involves an annual expenditure by CoVest or any CoVest Subsidiary in excess of $300,000.

     (d)  A list of each contract or commitment (other than Permitted Liens as defined in Section 3.22(c)) hereof affecting ownership of, title to, use of, or any interest in real estate which is currently owned by CoVest or any CoVest Subsidiary, and a list and description of all real estate owned, leased or licensed by CoVest or any CoVest Subsidiary.

     (e)  A list of all fees, salaries, bonuses and other forms of compensation including country club memberships, automobiles available for personal use, and credit cards available for personal use, provided by CoVest or any CoVest Subsidiary to any employee or officer or former employee or officer of CoVest or any CoVest Subsidiary who earned in excess of $100,000 in 2001 (or who is expected to earn in excess of $100,000 in 2002) or to any director or former director of CoVest or any CoVest Subsidiary.

     (f)  A list of each commitment made by CoVest or any CoVest Subsidiary to or with any director, officer or employee of CoVest or any CoVest Subsidiary extending for a period of more than three (3) months from the date hereof or providing for earlier termination only upon the payment of a penalty or equivalent thereto.

     (g)  A list of each contract or commitment providing for payment based in any manner upon outstanding loans or profits of CoVest or any CoVest Subsidiary.

     (h)  A list of all powers of attorney granted by CoVest or any CoVest Subsidiary which are currently in force.

     (i)  A list of all current policies of insurance currently maintained by CoVest or any CoVest Subsidiary and a list and description of all individual claims in excess of $125,000, and aggregate annual claims of more than $250,000 of CoVest or any CoVest Subsidiary which have been filed with the companies providing insurance coverage for CoVest or any CoVest Subsidiary (except for routine claims for health benefits) between July 28, 2001, and the date of this Agreement.

     (j)  A list of all collective bargaining agreements to which CoVest or any CoVest Subsidiary is a party and all affirmative action plans or programs covering employees of CoVest or any CoVest Subsidiary, as well as all employee handbooks, policy manuals, rules and standards of employment promulgated by CoVest or any CoVest Subsidiary.

     (k) A list of all leases or licenses with respect to real or personal property, whether as lessor, lessee, licensor or licensee, with annual rental or other payments due thereunder in excess of $300,000 to which CoVest or any CoVest Subsidiary is a party, which does not expire within six (6) months from the date hereof and cannot be terminated upon thirty (30) days (or less) written notice without penalty.

     (l)  A list of all employment, consulting and professional services contracts to which CoVest or any CoVest Subsidiary is a party.

     (m)  A list of all judgments, orders, injunctions, court decrees or settlement agreements arising out of or relating to the labor and employment practices or decisions of CoVest or any CoVest Subsidiary which, by their terms, continue to bind or affect CoVest or any CoVest Subsidiary.

     (n)  A list of all orders, decrees, memorandums, agreements or understandings with regulatory agencies binding upon or affecting the current operations of CoVest or any CoVest Subsidiary or any of their directors or officers in their capacities as such.

     (o)  A list of all trademarks, trade names, service marks, patents, or copyrights, whether registered or the subject of an application for registration, which are owned by CoVest or any CoVest Subsidiary or licensed from a third party (including computer software programs, codes and related materials, but not including any retail software programs subject to “shrinkwrap” licenses);

     (p)  A list of all other agreements to which CoVest or any CoVest Subsidiary is a party (which do not expire within six (6) months from the date hereof and cannot be terminated upon thirty (30) days (or less) written notice without penalty) which individually during its term could commit CoVest or any CoVest Subsidiary to an expenditure (either individually or through a series of installments) in excess of $300,000 or which create a material right or benefit to receive payments, goods or services not referred to elsewhere in this Section 3.19 including:

(i) all agreements of guaranty or indemnification running to any person;

(ii) all agreements containing any covenant limiting the right of CoVest or any CoVest Subsidiary to engage in any line of business or to compete with any person;

(iii) all agreements with respect to licenses, permits and similar matters that are necessary to the operations of CoVest or any CoVest Subsidiary (including computer software programs, source codes and related materials, but not including any retail software programs subject to “shrinkwrap” licenses);

(iv) all agreements which require the consent or approval of any other party in order to consummate the Merger;

(v) all agreements relating to the servicing of loans and all mortgage forward commitments and similar agreements pursuant to which CoVest or any CoVest Subsidiary sells to others mortgages which it originates;

(vi) all contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities and all interest rate swap agreements or other agreements relating to the hedging of interest rate risks and all agreements or arrangements described in Section 3.15(d) hereof;

(vii) all contracts or agreements (with the exception of the Freddie Mac Seller’s Guide), including contracts or agreements pursuant to which CoVest or any CoVest Subsidiary has sold, transferred, assigned or agreed to service any loan, which provide for any recourse or indemnification obligation on the part of CoVest or any CoVest Subsidiary; the name and address of each person which might or could be entitled to recourse against or indemnification from CoVest or any CoVest Subsidiary; and the monetary amount of each actual or potential recourse or indemnification obligation under each such contract or agreement; and

(viii) all agreements providing data processing services or operational support to CoVest or any CoVest Subsidiary.

     3.20 Defaults. There has not been any material default in any obligation to be performed by CoVest or any CoVest Subsidiary under any material contract or commitment that would have a Material Adverse Effect on CoVest, and neither CoVest nor any CoVest Subsidiary has waived, and will not waive prior to the Closing Date, any material right under any material contract or commitment which will have a Material Adverse Effect on CoVest. To the best of the knowledge of CoVest, no other party to any material contract or commitment is in material default in any material obligation to be performed by such party which will have a Material Adverse Effect on CoVest.

     3.21 Materiality. For purposes of Sections 3.19 and 3.20, a contract, commitment or agreement is material if it involves the payment by or liability (contingent or otherwise) of CoVest or any CoVest Subsidiary in any amount in excess of $300,000 or if such contract together with other related contracts involving less than $600,000 and not listed in the Disclosure Schedule of CoVest for that reason, exceed $300,000 in the aggregate.

     3.22 Operations Since June 30, 2002. Between June 30, 2002, and the date hereof, there has not been, except as set forth on Schedule 3.22 of the Disclosure Schedule of CoVest:

     (a)  Any increase in the compensation payable or to become payable by CoVest or any CoVest Subsidiary to any executive officer or director;

     (b)  except for the payment of the regular quarterly cash dividend of $0.08 per share, (i) any payment of dividends by CoVest or any CoVest Subsidiary or (ii) any distribution by any of them, whether directly or indirectly, of any assets of any kind whatsoever, except for any such payment or distribution from any CoVest Subsidiary to CoVest, on or in redemption or as the purchase price of, any of their respective capital stocks, or (iii) any prepayment of any indebtedness to any CoVest Stockholder;

     (c)  any mortgage, pledge or subjection to lien, charge or encumbrance of any kind of or on any asset, tangible or intangible, of CoVest or any CoVest Subsidiary, except the following (each of which, whether arising before or after the date hereof, is herein referred to as a “Permitted Lien”): (i) liens arising out of judgments or awards in respect of which CoVest or any CoVest Subsidiary is in good faith prosecuting an appeal or proceedings for review and in respect of which it has secured a subsisting stay of execution pending such appeal or proceedings; (ii) liens for taxes, assessments, and other governmental charges or levies, the payment of which is not past due, or as to which CoVest or any CoVest Subsidiary is diligently contesting in good faith and by appropriate proceedings either the amount thereof or the liability therefore or both; (iii) deposits, liens or pledges to secure payments of worker’s compensation, unemployment insurance, pensions, or other social security obligations, or the performance of bids, tenders, leases, contracts (other than contracts for the payment of money), public or statutory obligations, surety, stay or appeal bonds, or similar obligations arising in the ordinary course of business; (iv) zoning restrictions, easements, licenses and other restrictions on the use of real property or any interest therein, or minor irregularities in title thereto, which do not materially impair the use of such property in the operation of the business of CoVest or any CoVest Subsidiary or the merchantability or the value of such property or interest therein for the purpose of such business; (v) purchase money mortgages or other purchase money or vendor’s liens or security interests (including finance leases), provided that no such mortgage, lien or security interest shall extend to or cover any other property of CoVest or any CoVest Subsidiary other than that so purchased; (vi) pledges and liens given to secure deposits and other liabilities of CoVest or any CoVest Subsidiary arising in the ordinary course of banking business; and (vii) any other liens, charges or encumbrances that are not material in kind or amount;

     (d)  any creation or assumption of material indebtedness (including the extension or renewal of any existing indebtedness, or the increase thereof), by CoVest or any CoVest Subsidiary for borrowed money, or otherwise, other than in the ordinary course of business, none of which (except those which are being disputed in good faith) is in default;

     (e)  the establishment of any new, or increase in the formula for contributions to or benefits under any existing, retirement, pension, profit sharing, stock bonus, savings or thrift plan, or any similar plan of deferred compensation, whether funded or unfunded and whether qualified or unqualified (within the meaning of the Code) by CoVest or any CoVest Subsidiary;

     (f)  any action by CoVest or any CoVest Subsidiary seeking any cancellation of, or decrease in the insured limit under, or increase in the deductible amount or the insured’s retention (whether pursuant to coinsurance or otherwise) of or under, any policy of insurance maintained directly or indirectly by CoVest or any CoVest Subsidiary on any of their respective assets or businesses, including fire and other hazard insurance on its assets, automobile liability insurance, general public liability insurance, and directors and officers liability insurance; and if an insurer takes any such action, CoVest shall promptly notify Midwest;

     (g)  any change in CoVest’s independent auditors, historic methods of accounting (other than as required by past practices or regulatory accounting principles), or in its system for maintaining its equipment and real estate;

     (h)  any purchase, whether for cash or secured or unsecured obligations (including finance leases), by CoVest or any CoVest Subsidiary of any fixed asset which either (i) has a purchase price individually or in the aggregate in excess of $75,000 or (ii) is outside of the ordinary course of business;

     (i)  any sale or transfer of any asset in excess of $150,000 of CoVest or any CoVest Subsidiary or outside of the ordinary course of business with the exception of loans and marketable securities sold in the ordinary course of business at market prices;

     (j)  any cancellation or compromise of any debt to, claim by or right of, CoVest or any CoVest Subsidiary except in the ordinary course of business;

     (k)  any amendment or termination of any material contract or commitment (as defined in Section 3.21 above) to which CoVest or any CoVest Subsidiary is a party, other than in the ordinary course of business; or

     (l)  any Material Adverse Effect on CoVest.

     3.23 Corporate Records. The corporate record books, transfer books and stock ledgers of CoVest and each CoVest Subsidiary are complete and accurate in all material respects and reflect all meetings, consents and other material actions of the organizers, incorporators, stockholders, Boards of Directors and committees of the Boards of Directors of CoVest and each CoVest Subsidiary, and all transactions in their respective capital stocks, since their respective inceptions.

     3.24 Undisclosed Liabilities. All material Liabilities have, in the case of CoVest and each CoVest Subsidiary, been reflected, disclosed or reserved against in the CoVest Financial Statement (or the footnotes thereto), dated as of June 30, 2002, in accordance with GAAP, and CoVest and the CoVest Subsidiaries have no other Liabilities except (a) Liabilities incurred since June 30, 2002 in the ordinary course of business or (b) as disclosed in the Schedule 3.24 of the Disclosure Schedule of CoVest.

     3.25 Assets.

     (a)  CoVest and each CoVest Subsidiary have good, sufficient and marketable title to their real properties, including any leaseholds and ground leases, and their other assets and properties, all as reflected as owned by CoVest or any CoVest Subsidiary in the CoVest Financial Statement, dated as of June 30, 2002, except for (i) assets and properties disposed of since such date in the ordinary course of business and (ii) Permitted Liens. Substantially all of the buildings, structures, fixtures and appurtenances comprising part of the real properties of CoVest and each CoVest Subsidiary (whether owned or leased by CoVest or any CoVest Subsidiary) are in good operating condition and have been adequately maintained, reasonable wear and tear excepted. Title to all real property listed as being owned by CoVest and each CoVest Subsidiary on Schedule 3.25 of the Disclosure Schedule of CoVest is held in fee simple. The Bank owns the building which constitutes the Bank’s main office and all its other office buildings free and clear of any and all liens, charges, encumbrances, security interest and/or equities. CoVest and each CoVest Subsidiary have title or other rights to all their other assets sufficient in all material respects for the conduct of their respective businesses as presently conducted, and, except for the Permitted Liens, free, clear and discharged of, and from any and all liens, charges, encumbrances, security interests and/or equities which would have a Material Adverse Effect on CoVest.

     (b)  All leases pursuant to which CoVest or any CoVest Subsidiary, as lessee, leases real or personal property which are material to the business of CoVest on a consolidated basis are, to the best of the knowledge of CoVest, valid, effective, and enforceable against the lessor in accordance with their respective terms. There is not under any of such leases any existing default, or any event which with notice or lapse of time or both would constitute a default, with respect to either CoVest or any CoVest Subsidiary, or to the best knowledge of CoVest, the other party. Except as disclosed in the Schedule 3.25 of the Disclosure Schedule of CoVest, none of such leases contains a prohibition against assignment by CoVest or any CoVest Subsidiary, by operation of law or otherwise, or any other provision which would preclude CoVest or any CoVest Subsidiary from possessing and using the leased premises for the same purposes and upon the same rental and other terms upon the consummation of the Merger as are applicable to the possession and use by CoVest or any CoVest Subsidiary as of the date of this Agreement. Except as disclosed in Schedule 3.25 of the Disclosure Schedule of CoVest, neither CoVest nor any CoVest Subsidiary has made a prior assignment for collateral purposes of any such lease.

     3.26 Indemnification. To the best of the knowledge of CoVest, except as set forth in Schedule 3.26 of the Disclosure Schedule of CoVest, no action or failure to take action by any director, officer or employee of CoVest or the Bank has occurred which would give rise to a claim or a potential claim by any such person for indemnification from CoVest or any CoVest Subsidiary under the corporate indemnification provisions of CoVest or any CoVest Subsidiary in effect on the date of this Agreement.

     3.27 Insider Interests. To the best of the knowledge of CoVest, all outstanding loans and other contractual arrangements (including deposit relationships) between CoVest or any CoVest Subsidiary and any officer, director or employee of CoVest or any CoVest Subsidiary conform in all material respects to the applicable rules and regulations and requirements of all applicable regulatory agencies which were in effect when such loans and other contractual arrangements were entered into. No officer, director or employee of CoVest or any CoVest Subsidiary has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of CoVest or any CoVest Subsidiary.

     3.28 Fees. Other than the financial advisory services performed for CoVest by William Blair & Company, L.L.C., neither CoVest or any CoVest Subsidiary, nor any of their respective officers, directors, employees or agents, has employed a broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder’s fees, and no broker or finder has acted directly or indirectly for CoVest or any CoVest Subsidiary in connection with this Agreement or the transactions contemplated hereby.

     3.29 Disclosure. None of the information supplied by CoVest for inclusion in the Proxy Statement to be delivered to the CoVest Stockholders and the Midwest Stockholders as required by Section 5.04 hereof will at the time of the CoVest Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.30 No Other Representation or Warranty. Except for the representations and warranties expressly contained in this Article III, CoVest has not made any other representation or warranty (express or implied, oral or written).

IV. COVENANTS

     4.01 Conduct of Business by CoVest Until the Closing Date. During the period commencing on the date hereof and continuing until the Closing Date, CoVest agrees (except as expressly contemplated by this Agreement or to the extent that Midwest shall otherwise consent in writing) that:

     (a)  Except as contemplated by this Agreement, CoVest and each CoVest Subsidiary will carry on their respective businesses in, and only in, the usual, regular and ordinary course in substantially the same manner as heretofore conducted, maintain their respective books in accordance with past practices, conduct their respective businesses and operations only in accordance with safe and sound banking and business practices, and, to the extent consistent with such businesses, use all reasonable efforts to preserve intact their present business organizations, to generally keep available the services of their present officers and employees and to preserve their relationships with customers, suppliers and others having business dealings with them to the end that their respective goodwill and going business shall be unimpaired at the Closing Date. In accordance with its past practice, CoVest shall be permitted to continue to take all actions necessary to prepare for and obtain an audit of its financial statements for the year ended December 31, 2002, and to continue to take all actions necessary to prepare for filing all required tax returns and SEC reports for such year; provided, however, that CoVest will coordinate its efforts with Midwest and Midwest’s accountants and other professional advisors to the extent such coordination will not materially delay, hinder or interfere with the preparation of such audited financial statements, tax returns and SEC reports.

     (b)  CoVest will, and will cause each CoVest Subsidiary to, use its reasonable best efforts to comply promptly with all requirements which federal or state law may impose on any of them with respect to the Merger and will promptly cooperate with and furnish information to Midwest, in connection with any such requirements imposed upon any of them in connection with the Merger.

     (c)  CoVest will, and will cause each CoVest Subsidiary to, use its reasonable best efforts to obtain (and to cooperate with Midwest in obtaining) any consent, authorization or approval of, or any exemption by, any governmental authority or agency, or other third party, required to be obtained or made by any of them in connection with the Merger or the taking of any action contemplated hereby. CoVest will not, nor will it permit any CoVest Subsidiary to, knowingly or willfully take any action that would adversely affect the ability of such party to perform its obligations under this Agreement.

     (d)  Except for the regular quarterly cash dividend of $0.08 per share, CoVest will not declare or pay any dividends on or make other distributions in respect of capital stock.

     (e)  CoVest will not, and will not permit any CoVest Subsidiary to, sell, lease or otherwise dispose of any assets, except in the ordinary course of business, which are material,

individually or in the aggregate, to the business or financial condition of CoVest on a consolidated basis.

     (f)  CoVest will not, and will not permit any CoVest Subsidiary to, acquire by merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business or any corporation, partnership, association or other business organization or division thereof.

     (g)  CoVest will not, and will not permit any CoVest Subsidiary to, issue, sell, authorize or propose the issuance of, or purchase or propose the purchase of, permit the conversion of or otherwise acquire or transfer for any consideration any shares of the capital stock of any class of CoVest or any CoVest Subsidiary or securities convertible into, or rights, warrants or options to acquire, any such shares or other convertible securities, or to increase or decrease the number of shares of capital stock by split-up, reclassification, reverse split, stock dividend or change in par or stated value, except as contemplated herein; provided, however, that CoVest may continue repurchasing its shares of Common Stock in accordance with its existing stock repurchase program; provided further that no such purchases shall be made without the prior permission of the Chief Financial Officer of Midwest.

     (h)  CoVest will not, and will not permit any CoVest Subsidiary to, incur any indebtedness for money borrowed or issue or sell any debt securities other than in the ordinary course of business or consistent with past practices as to inter-company borrowings or permit or suffer the imposition on any shares of stock held by CoVest or by any CoVest Subsidiary of any lien, charge or encumbrance.

     (i)  Except as disclosed on Schedule 4.01(i) to the Disclosure Schedule of CoVest, CoVest will not, and will not permit any CoVest Subsidiary to, grant to any director, officer or employee any increase in compensation (except in accordance with existing policies, plans or agreements), or pay any bonus (except in accordance with existing policies, plans or agreements) or increase in any severance or termination pay, or enter into or amend any employment or severance agreement with any such person, except as contemplated herein.

     (j)  Except as provided in Section 4.03 hereof or as disclosed in Schedule 4.01(j) to the Disclosure Schedule of CoVest, neither CoVest nor any CoVest Subsidiary, will enter into any material lease or license with respect to any property, whether real or personal, or any other contract, agreement or commitment for goods or services which has a term of six (6) months after the date hereof and involves the payment by CoVest or any CoVest Subsidiary of more than $50,000 in the aggregate.

     (k)  CoVest will not, and will not permit any CoVest Subsidiary to, adopt or amend in any material respect any collective bargaining, employee pension, profit-sharing, retirement, insurance, incentive compensation, severance, vacation, stock option, or other plan, agreement, trust, fund or arrangement for the benefit of employees, whether written or oral, except as contemplated herein. Notwithstanding the foregoing, CoVest or a CoVest Subsidiary may amend any CoVest Benefit Plan to fully vest and accelerate benefits thereunder.

     (l)  CoVest will, and will cause each CoVest Subsidiary to, use its reasonable best efforts to maintain the respective properties and assets of CoVest and each CoVest Subsidiary in their present state of repair, order and condition, reasonable wear and tear excepted, and to maintain and keep in full force and effect all policies of insurance presently in effect, including the insurance of accounts with the FDIC. CoVest will, and will cause each CoVest Subsidiary to, take all requisite action (including the making of claims and the giving of notices) pursuant to its directors’ and officers’ liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters known by CoVest which could reasonably give rise to a claim prior to the Closing Date.

     (m)  CoVest will not, and will not permit any CoVest Subsidiary to, amend its Certificate or Articles of Incorporation, Articles of Association or by-laws, except as contemplated herein.

     (n)  CoVest will not, and will not permit any CoVest Subsidiary to: (i) enter into, renew or increase any loan or credit commitment (including letters of credit) to, or invest or agree to invest in any person or entity or modify any of the material provisions or renew or otherwise extend the maturity date of any existing loan or credit commitment (collectively, “Lend to”) in an amount in excess of $2,500,000 or in any amount which, when aggregated with any and all loans or credit commitments of CoVest and/or any CoVest Subsidiary to such person or entity, would be in excess of $2,500,000; provided, however, that CoVest and any CoVest Subsidiary may make, renew or increase any loan to an existing customer without Midwest’s consent provided such renewal or increase is made in accordance with the Bank’s past practices and provided further, such customer has not been on the “watch list” or similar internal report of the Bank during the two (2) previous years; (ii) Lend to any person or entity in an amount in excess of $2,500,000 or in any amount which, or when aggregated with any and all loans or credit commitments of CoVest and/or the Bank to such person or entity, would be in excess of $2,500,000; (iii) Lend to any person other than in accordance with lending policies as in effect on the date hereof, provided that in the case of clauses (i) and (iii) CoVest or the Bank may make any such loan in the event (A) CoVest or the Bank has delivered to Midwest a notice of its intention to make such loan and such information as Midwest may reasonably require in respect thereof and (B) Midwest shall not have reasonably objected to such loan by giving written or facsimile notice of such objection within two (2) business days following the delivery to Midwest of the notice of intention and information as aforesaid; or (iv) Lend to any person or entity any of the loans or other extensions of credit to which or investments in which are on a “watch list” or similar internal report of CoVest or the Bank; provided, however, that nothing in this subsection shall prohibit CoVest or the Bank from honoring any contractual obligation in existence on the date of this Agreement.

     (o)  Except in the ordinary course of business, CoVest will not, and will not permit the Bank to, materially restructure or change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or execute individual investment transactions of greater than $1,000,000 for U.S. Treasury Securities, and mortgage backed securities and $1,000,000 for all other investment instruments.

     (p)  CoVest will not, and will not permit the Bank to enter into any new, or modify, amend or extend the terms of any existing, contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risks.

     (q)  CoVest will not, and will not permit any CoVest Subsidiary to, offer new deposit products or make any material changes to its website or internet banking activities. CoVest will cause each CoVest Subsidiary to follow existing deposit procedures, including those relating to the setting of interest rates.

     (r)  CoVest will not, and will not permit the Bank to, enter into, increase or renew any loan or credit commitment (including letters of credit) to any executive officer or director of CoVest or any CoVest Subsidiary, any five (5) percent CoVest Stockholder, or any entity controlled, directly or indirectly, by any of the foregoing or engage in any transaction with any of the foregoing prohibited by 12 U.S.C. 371c and 12 U.S.C. 371c-1. For purposes of this Section, “control” shall have the meaning associated with that term under 12 U.S.C. 371c.

     (s)  CoVest will promptly advise Midwest orally and in writing of any event or series of events which has resulted in or is reasonably likely to result in a Material Adverse Effect on CoVest or which may adversely affect the satisfaction of any conditions to the consummation of the Merger.

     4.02 Affiliate Agreement; CoVest Stock Options.

     (a)  Simultaneously with the execution of this Agreement, CoVest is delivering to Midwest a copy of the Affiliate Agreement attached hereto as Exhibit 4.02 executed by each of the directors of CoVest and Paul A. Larsen, Executive Vice President of CoVest. The Affiliate Agreement requires, among other things, each signer (i) to vote his shares of CoVest Common Stock in favor of this Agreement and the Merger; (ii) to not exercise any CoVest Stock Options prior to the Closing Date; and (iii) to accept, at the Effective Time, for each CoVest Stock Option, whether vested or not, an amount of cash calculated as follows: (A) each such CoVest Stock Option shall be multiplied by the CoVest Base Price Per Share, (B) reduced by the exercise price and (C) multiplied by the number of shares of CoVest Common Stock represented by such Option.

     (b)  CoVest shall use its reasonable best efforts to cause all other executive officers of CoVest to enter into an Affiliate Agreement with Midwest within ten (10) business days of the date hereof.

     (c)  CoVest shall use its reasonable best efforts to cause all other holders of CoVest Stock Options to enter into written agreements with Midwest within thirty (30) days of the date hereof agreeing not to exercise their CoVest Stock Options prior to the Closing Date and to accept at the Effective Time an amount of cash for such unexercised Options as calculated pursuant to clause (iii) of Section 4.02(a) hereof.

     (d)  To the extent CoVest Stock Options are exercised prior to the Effective Time, CoVest shall, with Midwest’s approval, and after the mailing of the Proxy Statement described in Section 5.04(b), use its reasonable best efforts to repurchase a number of shares of

CoVest Common Stock equal to the number of shares of CoVest Common Stock issued upon the exercise of such Options.

     (e)  The Board of Directors of CoVest and the committee established under the CoVest Stock Option Plans shall take such actions or make such determinations as may be required under such plans to effect the provisions of this Section 4.02, including amending the CoVest Stock Option Plans so that each unexercised CoVest Stock Option, whether vested or not, will, at the Effective Time, be converted into cash equal to the difference between the value of the Merger Consideration at Closing (based on the Closing Midwest Common stock Price) and the CoVest Stock Option exercise price.

     4.03 Indemnification. Except as may be limited by applicable law, Midwest hereby agrees to maintain all rights of indemnification currently provided by CoVest or any CoVest Subsidiaries in favor of their current and former employees, directors, officers and agents on terms no less favorable than those provided in the Certificate of Incorporation or Articles of Incorporation or of Association or By-Laws of CoVest or any CoVest Subsidiary or otherwise in effect on the date of this Agreement or as otherwise required by Delaware law for a period of not less than three (3) years from the Effective Time with respect to matters occurring prior to the Effective Time. In the event Midwest or any of its successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other person or entity and is not the resulting, continuing, or surviving corporation or entity of such reorganization, consolidation, merger, or transaction, or (ii) liquidates, dissolves, or transfers all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision will be made so that such surviving corporation or transferee and its successors and assigns assume the obligations set forth in this Section 4.03. Midwest agrees that, prior to or at the Effective Time, CoVest may secure, at its expense, prior acts and omissions coverage under its directors and officers liability insurance for current and former employees, officers, directors and agents of CoVest and the CoVest Subsidiaries for a period of at least three (3) years following the Effective Time which insurance shall contain at least the same coverage and amounts, and contains terms and conditions not less advantageous as that coverage currently provided by CoVest and CoVest Subsidiaries. After said three (3) year period, Midwest will use its reasonable best efforts to secure such insurance coverage for another three (3) years; provided, however, that Midwest shall not be obligated to purchase such coverage if it costs more than $300,000; provided further that CoVest may purchase such coverage prior to the Effective Time but may not spend more than $300,000 therefor.

     4.04 Certain Actions.

     (a)  Neither CoVest (or any CoVest Subsidiary) nor any of the Representatives (as defined below) (i) shall solicit, initiate, participate in discussions of, or encourage or take any other action to facilitate (including by way of the disclosing or furnishing of any information that it is not legally obligated to disclose or furnish) any inquiry or the making of any proposal relating to a Takeover Proposal (as defined below) or a potential Takeover Proposal with respect to CoVest or any CoVest Subsidiary or (ii) shall (A) solicit, initiate, participate in discussions of, or encourage or take any other action to facilitate any inquiry or proposal, or (B) enter into any agreement, arrangement, or understanding (whether written or oral), regarding any proposal or transaction providing for or requiring CoVest to abandon, terminate or fail to consummate the transactions contemplated by this Agreement, or compensating CoVest or any CoVest Subsidiary under any of the instances described in this clause. CoVest shall immediately instruct and otherwise use its reasonable best efforts to cause CoVest’s and each CoVest Subsidiary’s respective directors, officers, employees, agents, advisors (including any investment banker, attorney, or accountant retained by CoVest or any CoVest Subsidiary), consultants and other representatives (the “Representatives”) to comply with such prohibitions. Any action described in clauses (i) and (ii) of this Section 4.04(a) and in the following sentence taken by a Representative shall be deemed to be an action taken by CoVest. Any breach of an Affiliate Agreement attached hereto as Exhibit 4.02 shall deemed to be a breach of this Section 4.04(a). CoVest shall immediately cease and cause to be terminated, and shall cause the Representatives to cease or terminate, any existing activities, discussions, or negotiations with any parties conducted heretofore with respect to such activities. CoVest shall promptly notify Midwest orally and in writing in the event CoVest or any of the Representatives receives any such inquiry or proposal and shall provide reasonable detail of all relevant facts relating to such inquiries. This Section shall not prohibit accurate disclosure by CoVest in any document, including the Proxy Statement, or other disclosure in each case to the extent required by applicable law if, pursuant to advice given by Barack Ferrazzano Kirschbaum Perlman & Nagelberg L.L.C. (“BFKPN”), disclosure is required under applicable law as to the transactions contemplated hereby. Notwithstanding the foregoing, CoVest may provide information at the request of or enter into negotiations with a third party with respect to an unsolicited Takeover Proposal if the Board of Directors of CoVest determines, in good faith, that the exercise of its fiduciary duties to the CoVest Stockholders under applicable law, as advised by BFKPN, requires it to take such action, and provided further, that CoVest may not, in any event, provide to such third party any information which it has not provided to Midwest. CoVest shall promptly notify Midwest orally and in writing in the event it receives any such inquiry or proposal and shall provide reasonable detail of all relevant facts relating to such inquiries or proposals, along with a summary of the advice provided by BFKPN.

     (b)  “Takeover Proposal” shall, with respect to CoVest, mean any of the following: (i) a merger or consolidation, or any similar transaction (other than the Merger) of any company with either CoVest or any significant subsidiary (as defined in Rule 1.02 of Regulation S-X of the SEC) of CoVest (a “Significant Subsidiary”), (ii) a purchase, lease or other acquisition of all or substantially all the assets of either CoVest or any Significant Subsidiary, (iii) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Securities Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing 9.9% or more of the voting power of either CoVest or any Significant Subsidiary, (iv) a tender or exchange offer to acquire securities representing 9.9% or more of the voting power of CoVest, (v) a public proxy or consent solicitation made to CoVest Stockholders seeking proxies in opposition to any proposal relating to any of the transactions contemplated by this Agreement that has been recommended by the Board of Directors of CoVest, (vi) the filing of an application or notice with the Federal Reserve Board, the OCC or any other federal or state regulatory authority seeking approval to engage in one or more of the transactions referenced in clauses (i) through (iv) above, or (vii) the making of a bona fide proposal to CoVest or the CoVest Stockholders by public announcement or written communication, that is or becomes the subject of public disclosure, to engage in one or more of the transactions referenced in clauses (i) through (v) above.

     4.05 Title Matters. As soon as practical after the date hereof and at least thirty (30) days prior to the Effective Time, CoVest shall, at its own expense, obtain and deliver to Midwest:

     (a)  With respect to the real estate described on Schedule 3.25 of the Disclosure Schedule of CoVest (other than real estate subject to leases or real estate acquired in a foreclosure or similar action), an owner’s preliminary report on title covering a date subsequent to the date hereof, issued by a title insurance company reasonably acceptable to Midwest, which preliminary report shall contain a commitment of such title insurer to issue an owner’s title insurance policy on ALTA 1992 Owner’s Form B insuring the fee simple title of CoVest or the Bank in such real estate in an amount equal to the value of such real estate as shown on CoVest’s books and records subject only to (A) Permitted Liens; and (B) such other matters as may be disclosed that are reasonably approved in writing by Midwest.

     (b)  Surveys certified in accordance with ALTA land survey standards by a registered land surveyor licensed in the state in which such real estate is located as of a date subsequent to the date hereof of the real estate described in Schedule 3.25 of the Disclosure Schedule of CoVest (i) showing with respect to such real estate: (1) the legal description; (2) all buildings, structures and improvements thereon and all “setback” lines, restrictions of record and other restrictions that have been established by any applicable zoning or building code or ordinance and all easements or rights of way; (3) no encroachments upon such parcel by buildings, structures, improvements or easements; (4) legal access to such parcel from a public street; and (5) no easements which materially and adversely affect the use of such parcel or the improvements located thereon.

     (c)  At least (5) business days prior to the Closing Date, CoVest shall, at its own expense, obtain and deliver to Midwest owner’s title insurance policies dated the Closing Date on ALTA 1992 Owner’s Form B with an extended coverage endorsement guaranteeing over the standard exceptions to title customarily contained in such policies, covering the real estate covered by the commitments referred to in Schedule 3.25 of the Disclosure Schedule of CoVest hereof issued by the insurer which issued such commitments, insuring the fee simple estate of the Bank (or such other entity reasonably acceptable to Midwest) in the real estate in the amount not less than the same amount as the commitment therefor, subject only to Permitted Liens and the matters set forth in Schedule 3.25 of the Disclosure Schedule of CoVest hereof.

     4.06 Environmental Investigation.

     (a)  Midwest shall engage an environmental consultant to conduct a preliminary (“Phase I”) environmental assessment of each of the parcels of real estate used in the operation of the businesses of CoVest and any CoVest Subsidiary and any other real estate owned by CoVest or any CoVest Subsidiary. The fees and expenses of the consultant with respect to the Phase I assessments shall be paid by CoVest. The consultant shall complete and deliver the Phase I assessments not later than forty-five (45) days after the date of this Agreement. If any material environmental conditions are found, suspected, or would tend to be indicated by the report of the consultant, then the parties shall obtain from one or more mutually acceptable consultants or contractors, as appropriate, an estimate of the cost of any further environmental investigation, sampling, analysis, remediation, or other follow-up work that may be necessary to address those conditions in accordance with applicable laws and regulations.

     (b)  Upon receipt of the estimate of the costs of all follow-up work to the Phase I assessments or any subsequent investigation phases that may be conducted, the parties shall attempt to agree upon a course of action for further investigation and remediation of any environmental condition suspected, found to exist, or that would tend to be indicated by the report of the consultant. All post-Phase I investigations or assessments (the cost of which shall be paid by CoVest), all work plans for any post-Phase I assessments or remediation, and any removal or remediation actions that may be performed, shall be mutually satisfactory to Midwest and CoVest. If the work plans or removal or remediation actions would cost more than $2,500,000 (individually or in the aggregate) to complete, Midwest and CoVest shall discuss a mutually acceptable modification of this Agreement. Midwest and CoVest shall cooperate in the review, approval, and implementation of all work plans.

     (c)  If the parties are unable to agree upon a course of action for further investigation and remediation of an environmental condition or issue raised by an environmental assessment and/or a mutually acceptable modification to this Agreement, and the condition or issue is not one for which it can be determined to a reasonable degree of certainty that the risk and expense to which Midwest, its Subsidiaries, CoVest or any CoVest Subsidiary would be subject as owner of the property involved can be quantified, in good faith, and limited to an amount less than $2,500,000, then Midwest may abandon this Agreement by the earlier to occur of (i) sixty (60) days after the receipt of the Phase I assessments, or (ii) the receipt of all consents and approvals of government regulatory authorities as legally required to consummate the Merger and the expiration of all statutory waiting periods.

     4.07 Financial Review. CoVest shall permit Crowe Chizek and Company LLP, independent certified public accountants (the “Accountants”), at Midwest’s expense, to conduct, as of a date mutually agreed upon by Midwest and CoVest (but not more than ten (10) days prior to the Closing Date), a review of the books and records of CoVest, which shall permit the Accountants to deliver the Comfort Letter (as defined in Section 6.01(h)).

     4.08 Conduct of Business by Midwest Until the Closing Date. During the period commencing on the date hereof and continuing until the Closing Date, Midwest agrees (except as expressly contemplated by this Agreement or to the extent that CoVest shall otherwise consent in writing) that:

     (a)  Except as contemplated by this Agreement, Midwest and the Midwest Subsidiaries will carry on their respective businesses in, and only in, the usual, regular and ordinary course in substantially the same manner as heretofore conducted, maintain their respective books in accordance with GAAP, conduct their respective businesses and operations only in accordance with safe and sound banking and business practices, and, to the extent consistent with such businesses, use all reasonable efforts to preserve intact their present business organizations, to generally keep available the services of their present officers and employees and to preserve their relationships with customers, suppliers and others having business dealings with them to the end that their respective goodwill and going business shall be unimpaired at the Closing Date. Notwithstanding anything to the contrary contained herein, nothing contained herein shall be construed as prohibiting Midwest from taking appropriate actions to consummate the acquisition of BFFC in accordance with the terms and conditions of the Reorganization Agreement.

     (b)  Midwest will, and will cause the Midwest Subsidiaries to, use their best efforts to comply promptly with all requirements which federal or state law may impose on any of them with respect to the Merger and will promptly cooperate with and furnish information to CoVest in connection with any such requirements imposed upon any of them in connection with the Merger.

     (c)  Midwest will, and will cause the Midwest Subsidiaries to, use their best efforts to obtain (and to cooperate with CoVest in obtaining) any consent, authorization or approval of, or any exemption by, any governmental authority or agency, or other third party, required to be obtained or made by any of them in connection with the Merger or the taking of any action contemplated hereby. Midwest will not, nor will it permit any of the Midwest Subsidiaries to, knowingly or willfully take any action that would adversely affect its ability to perform its obligations under this Agreement.

     (d)  Midwest shall cooperate with CoVest to coordinate the record and payment dates of their cash dividends for the quarter the Merger is consummated as provided in Section 4.01(d) hereof.

     (e)  Midwest will promptly advise CoVest orally and in writing of any event or series of events which has resulted in or is reasonably likely to result in a Material Adverse Effect on Midwest or which may adversely affect the satisfaction of any conditions to the consummation of the Merger.

     (f)  Except for shares of Midwest Common Stock issued in connection with the Reorganization Agreement and to be issued in connection with this Agreement and as described in Section 1.05 hereof, Midwest will not issue or agree to issue any greater than eight hundred twenty-five thousand (825,000) shares of Midwest Common Stock.

V. ADDITIONAL AGREEMENTS

     5.01 Inspection of Records; Confidentiality.

     (a)  CoVest shall (i) afford Midwest and Midwest’s accountants, counsel and other representatives, full access during normal business hours during the period prior to the Closing Date to all of its and the CoVest Subsidiaries’ respective properties, books, contracts, commitments and records, including all attorneys’ responses to auditors’ requests for information, and accountants’ work papers, developed by either of them or their accountants or attorneys; (ii) permit Midwest and its respective representatives to discuss such information directly with CoVest’s officers, directors, employees, attorneys and accountants; and (iii) permit Midwest to perform various accounting procedures, testing or analysis as Midwest deems reasonably appropriate. During such period, CoVest shall use its best efforts to furnish promptly to Midwest all other information concerning the business, properties and personnel of CoVest and the CoVest Subsidiaries as Midwest may reasonably request. Any failure to comply with this covenant shall be disregarded if promptly corrected without material adverse consequences to Midwest. The availability or actual delivery of information shall not affect the representations, warranties, covenants, and agreements of CoVest that are contained in this Agreement or in any certificates or other documents delivered pursuant hereto. Nothing contained in this Section 5.01(a) shall be construed as prohibiting Midwest from terminating this Agreement if there is a material change after the date of this Agreement to the information disclosed in the initial Disclosure Schedule of CoVest.

     (b)  For the sole purpose of permitting CoVest to ascertain the correctness of the representations and warranties made by Midwest to CoVest herein, Midwest shall (i) afford CoVest and CoVest’s accountants, counsel and other representatives, full access during normal business hours during the period prior to the Closing Date to all of its and the Midwest Subsidiaries’ respective properties, books, contracts, commitments and records, including all attorneys’ responses to auditors’ requests for information, and accountants’ work papers, developed by any of them or their accountants or attorneys; and (ii) permit CoVest and its respective representatives to discuss such information directly with Midwest’s executive officers, directors, attorneys and accountants. During such period, Midwest shall use its best efforts to furnish promptly to CoVest all other information concerning the business, properties and personnel of Midwest and the Midwest Subsidiaries as CoVest may reasonably request. Any failure to comply with this covenant shall be disregarded if promptly corrected without material adverse consequences to CoVest. The availability or actual delivery of information shall not affect the representations, warranties, covenants, and agreements of Midwest that are contained in this Agreement or in any certificates or other documents delivered pursuant hereto. Nothing contained in this Section 5.01(b) shall be construed as prohibiting CoVest from terminating this Agreement if there is a material change after the date of this Agreement to the information disclosed in the initial Disclosure Schedule of Midwest.

     (c)  CoVest and Midwest agree that certain information (“Confidential Information”) has been disclosed, will be disclosed, or will be discovered concerning CoVest and Midwest and their respective employees, representatives, owners, agents, customers, assets and other non-specified items/issues, which is either non-public, confidential or proprietary in nature, including customer lists and accounts, in the form not only of written information but also information which may be transmitted orally, visually, on computer disk, or by other means by any person or entity or any representative or advisor of CoVest or Midwest or one or more of their respective representatives, agents, persons, entities or interested/non-interested parties containing or based on, the information prepared for the purpose of the discussions and transactions contemplated between CoVest and Midwest. CoVest and Midwest agree all the Confidential Information prepared in the course of or for the purpose of the discussions between CoVest and Midwest and the consummation of the transactions contemplated herein shall not be used by Midwest or CoVest or their respective agents, representatives, persons or entities in any manner whatsoever or for any purpose unless specified herein or agreed to in writing by the parties. Midwest and CoVest will each keep confidential all such information (as well as any other information obtained prior to the date hereof in connection with entering into this Agreement) in accordance and subject to the terms of the Confidentiality Agreement, dated June 11, 2002, between Midwest and CoVest, with CoVest assuming the same obligations with respect to Confidential Information received by CoVest from Midwest as Midwest has with respect to any Confidential Information received by Midwest from CoVest. In the event of a conflict or an inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement shall govern. No investigation by Midwest or CoVest shall affect the representations and warranties of the other and each such representation and warranty shall survive any such investigation.

     (d)  CoVest shall allow a representative of Midwest to attend as an observer all meetings of the Board of Directors of CoVest and the CoVest Subsidiary. CoVest shall give reasonable notice to Midwest of any such meeting and, if known, the agenda for or business to be discussed at such meeting. CoVest shall provide to Midwest all information provided to the directors on all such Boards in connection with all such meetings or otherwise provided to the directors, and shall provide any other financial reports or other analysis prepared for senior management of CoVest or any CoVest Subsidiary, in each case excluding information relating to this Agreement or the transactions contemplated hereby and information which is privileged or is subject to any restriction on disclosure. It is understood by the parties that Midwest’s representative will not have any voting rights with respect to matters discussed at these meetings and that Midwest is not managing the business or affairs of CoVest. All information obtained by Midwest at these meetings shall be treated in confidence as provided in Section 5.01(b) hereof. Notwithstanding the foregoing, Midwest shall not be permitted to attend any portion of a meeting and CoVest shall not be required to provide Midwest with any materials, in violation of applicable law, or that relate to this Agreement or a Takeover Proposal (except for information to be provided as required by Section 4.04 hereof), or that involve matters protected by the attorney-client privilege.

     5.02 Cooperation. Each party covenants that it will use its reasonable best efforts to consummate the transactions contemplated by this Agreement as soon as practicable, unless this Agreement is terminated as provided herein and that it will not willfully or intentionally breach this Agreement. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Midwest or CoVest, as the case may be, shall take all such necessary action. Each party shall use its reasonable best efforts to preserve for itself and each other party each available legal privilege with respect to confidentiality of their negotiations and related communications including the attorney-client privilege.

     5.03 Regulatory Applications. Midwest shall, within thirty (30) days of the date hereof, file an application on Form Y-3 with the Federal Reserve Board and such other applications with the appropriate bank regulatory authorities. Midwest shall use its best efforts to respond as promptly as practicable to all inquiries received concerning said applications and to satisfy all conditions that may be required; provided, however, that Midwest shall have no obligation to accept non-standard conditions or restrictions with respect to the aforesaid approval of the Federal Reserve Board if it shall reasonably determine that such conditions or restrictions would have a Material Adverse Effect on CoVest or Midwest. In the event of an adverse or unfavorable determination by any regulatory authority, or in the event the Merger is challenged or opposed by any administrative or legal proceeding, whether by the United States Department of Justice or otherwise, the determination of whether and to what extent to seek appeal or review, administrative or otherwise, or other appropriate remedies shall be made by Midwest. Midwest shall deliver a copy of all regulatory applications to CoVest in advance of filing them (in order to provide CoVest with an opportunity to review and comment) and copies of all responses, written communications from or to regulatory authorities relating to such applications, the Merger or this Agreement (to the extent permitted by law), and Midwest shall deliver a final copy of all regulatory applications to CoVest promptly after they are filed with the appropriate regulatory authority. Midwest shall advise CoVest periodically of the status of its regulatory applications.

     5.04 Registration Statement; Stockholder Approval.

     (a)  Within forty-five (45) days after the date hereof, Midwest shall file the Registration Statement with the SEC, and CoVest and Midwest shall use their best efforts to cause the Registration Statement to become effective under the Securities Act. Midwest will take any action required to be taken under the applicable blue sky or securities laws in connection with the issuance of the shares of Midwest Common Stock in the Merger. Each party shall furnish all information concerning it and the holders of its capital stock as the other party may reasonably request in connection with such action.

     (b)  CoVest shall call a meeting of the CoVest Stockholders to be held as soon as reasonably practicable after the date of this Agreement for the purpose of voting upon this Agreement and the Merger (the “CoVest Meeting”). In connection with the CoVest Meeting, (i) Midwest shall cause its counsel to prepare the Proxy Statement as part of the Registration Statement with the assistance of BFKPN and CoVest shall mail the Proxy Statement to the CoVest Stockholders; provided, however, that the Proxy Statement shall not be mailed to the CoVest Stockholders until William Blair & Company, L.L.C., has delivered to the Board of Directors of CoVest for inclusion in the Proxy Statement an opinion, dated the mailing date, to the effect the Merger Consideration is fair to the CoVest Stockholders from a financial point of view; (ii) the Board of Directors of CoVest shall recommend to the CoVest Stockholders the approval of this Agreement and the Merger; and (iii) the Board of Directors of CoVest shall otherwise use its reasonable best efforts to the extent consistent with its fiduciary duties to obtain such CoVest Stockholders’ approval. Subject to the requirements of applicable laws, nothing contained in this Section 5.04(b) shall limit CoVest’s obligation to hold and convene the CoVest Meeting (regardless of whether the unanimous recommendation of the Board of Directors of CoVest shall have been withdrawn or modified).

     (c)  If advised by its counsel that the same is required by any law, rule or regulation applicable to Midwest, Midwest shall call a meeting of the Midwest Stockholders to be held as soon as reasonably practicable after the date of this Agreement for the purpose of voting upon this Agreement and the Merger and the amendment to Midwest’s restated certificate of incorporation (the “Amendment”) to increase the number of its authorized shares of Common Stock from 24,000,000 to 34,000,000 (the “Midwest Meeting”). In connection with the Midwest Meeting, (i) Midwest shall prepare the Proxy Statement as part of the Registration Statement and Midwest shall mail the Proxy Statement to the Midwest Stockholders; provided, however, that the Proxy Statement shall not be mailed to the Midwest Stockholders until an investment banking firm with a nationally known reputation has delivered to the Board of Directors of Midwest for inclusion in the Proxy Statement an opinion, dated the mailing date, to the effect the Merger Consideration is fair to the Midwest Stockholders from a financial point of view; (ii) the Board of Directors of Midwest shall recommend to the Midwest Stockholders the approval of this Agreement and the Merger and the Amendment; and (iii) the Board of Directors of Midwest shall otherwise use its best efforts to the extent consistent with its fiduciary duties to obtain such Midwest Stockholders’ approval.

     5.05 Affiliate Letters. CoVest shall use its reasonable best efforts to obtain and deliver to Midwest as promptly as practicable after (and shall use its reasonable best efforts to obtain and deliver within five (5) business days after) the date hereof a signed representation letter substantially in the form of Exhibit 5.05 hereto from each executive officer and director of CoVest and each CoVest Stockholder who may reasonably be deemed an “affiliate” of CoVest within the meaning of such term as used in Rule 145 under the Securities Act and shall use reasonable best efforts to obtain and deliver to Midwest a signed representation letter substantially in the form of Exhibit 5.05 from any person who becomes an executive officer or director of CoVest or any CoVest Stockholder who becomes such an “affiliate” after the date hereof as promptly as practicable after (and shall use its reasonable best efforts to obtain and deliver within five (5) business days after) such person achieves such status.

     5.06 Financial Statements and Reports. From the date of this Agreement and prior to the Effective Time: each party will deliver to the other, not later than ninety (90) days after the end of any fiscal year, its Annual Report on Form 10-K (and all schedules and exhibits thereto) for the fiscal period then ended prepared in conformity with GAAP and the rules and regulations of the SEC; CoVest will deliver to Midwest not later than thirty (30) days after the end of any calendar quarter, the Reports of Condition and Income filed with the OCC by the Bank which shall be prepared in accordance with the rules and regulations of the OCC; each party will deliver to the other not later than forty-five (45) days after the end of each quarter, its Report on Form 10-Q for such quarter as filed with the SEC which shall be prepared in conformity with GAAP and the rules and regulations of the SEC; and each party will deliver to the other any and all other material reports filed with the SEC, the FDIC, the Federal Reserve Board, the OCC or the Commissioner or any other regulatory agency within three (3) business days of the filing of any such report.

     5.07 Notice. At all times prior to the Closing Date, each party shall promptly notify the other in writing of the occurrence of any event which will or may result in the failure to satisfy any of the conditions specified in Sections 6.01, 6.02 or 6.03 hereof. In the event that any party becomes aware of the occurrence or impending occurrence of any event which would constitute or cause a breach by it of any of the representations and warranties or agreements or covenants contained herein in any material respect, or would have constituted or caused a breach by it of the representations and warranties or agreements or covenants contained herein in any material respect, had such an event occurred or been known prior to the date hereof, said party shall immediately give detailed and written notice thereof to the other party, and shall, unless the same has been waived in writing by the other party, use its reasonable efforts to remedy the same, provided that such efforts, if not successful, shall not be deemed to satisfy any condition precedent to the Merger.

     5.08 Press Releases. At all times prior to the Closing Date, each party shall mutually agree with the other prior to the issuance of any press release or other information to the press or any third party for general circulation with respect to this Agreement or the transactions contemplated hereby; provided, however, that Midwest and CoVest shall issue a mutually agreed upon press release promptly following the execution of this Agreement which shall be prepared and filed in accordance with Rule 165 under the Securities Act, Rule 14a-12 of the Securities Exchange Act and Regulation FD of the Securities Exchange Act; provided, further Midwest and

CoVest shall agree to a mutually agreeable form of notice to the employees of CoVest and the Bank promptly following the execution of this Agreement.

     5.09 Delivery of Supplements to Disclosure Schedules. Five (5) business days prior to the Closing Date, each party will supplement or amend its Disclosure Schedule with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in the Disclosure Schedule or in any representation and warranty made by the disclosing party which has been rendered inaccurate thereby. For purposes of determining the accuracy of the representations and warranties contained in Article II and Article III hereof in order to determine the fulfillment of the conditions set forth in Section 6.01(a) and Section 6.02(a) hereof, the Disclosure Schedules of CoVest and Midwest shall be deemed to include only that information contained therein on the date it is initially delivered to Midwest or CoVest.

     5.10 Tax Opinion. Midwest and CoVest shall obtain a written opinion of Crowe Chizek and Company LLP addressed to Midwest and CoVest, dated the Closing Date, subject to the customary representations and assumptions referred to therein, and substantially to the effect that (a) the Merger will constitute a tax-free reorganization within the meaning of Section 368 of the Code and that Midwest and CoVest will each be a party to the reorganization; (b) the exchange in the Merger of Midwest Common Stock solely for CoVest Common Stock will not give rise to the recognition of any income, gain or loss to Midwest, CoVest, or the CoVest Stockholders with respect to such exchange (except, with respect to the CoVest Stockholders, to the extent of any cash paid in lieu of fractional shares); (c) the exchange of cash and Midwest Common Stock for CoVest Common Stock will give rise to the recognition of all gain realized by CoVest Stockholders, but only in accordance with Section 356 of the Code; (d) the exchange of cash solely for CoVest Common Stock will give rise to the recognition of gain or loss (subject to certain limitations) equal to the difference between the cash received and the adjusted basis in the shares surrendered; (e) the adjusted tax basis of the Midwest Common Stock received by the CoVest Stockholders who exchange their CoVest Common Stock in the Merger will be the same as the adjusted tax basis of the shares of the CoVest Common Stock surrendered in exchange therefor (increased by any gain realized and decreased by any cash received); (f) the holding period of the shares of the Midwest Common Stock received in the Merger will include the period during which the shares of CoVest Common Stock surrendered in exchange therefor were held, provided such shares of CoVest Common Stock were held as capital assets at the Effective Time; (g) the adjusted tax basis of the assets of CoVest in the hands of Midwest will be the same as the adjusted tax basis of such assets in the hands of CoVest immediately prior to the exchange; and (h) the holding period of the assets of CoVest transferred to Midwest will include the period during which such assets were held by CoVest prior to the exchange.

     5.11 Resolution of CoVest Benefit Plans. CoVest and Midwest shall cooperate in effecting the following treatment of the CoVest Benefit Plans, except as mutually agreed upon by Midwest and CoVest prior to the Effective Time:

     (a)  At the Effective Time, Midwest or a Midwest Subsidiary shall be substituted for CoVest or a CoVest subsidiary as the sponsoring employer under those CoVest

Benefit Plans with respect to which CoVest or any CoVest Subsidiary is a sponsoring employer immediately prior to the Effective Time, and shall assume and be vested with all of the powers, rights, duties, obligations and liabilities previously vested in CoVest or any CoVest Subsidiary with respect to each such plan. Except as otherwise provided herein, each such plan and any CoVest Benefit Plan sponsored by CoVest or any CoVest Subsidiary shall be continued in effect by Midwest or any applicable Midwest Subsidiary after the Effective Time without a termination or discontinuance thereof as a result of the Merger, subject to the power reserved to Midwest or any applicable Midwest Subsidiary under each such plan to subsequently amend or terminate the plan, which amendments or terminations shall comply with applicable law. CoVest, any CoVest Subsidiary, and Midwest will use all reasonable efforts (i) to effect said substitutions and assumptions, and such other actions contemplated under this Agreement, and (ii) to amend such plans as to the extent necessary to provide for said substitutions and assumptions, and such other actions contemplated under this Agreement.

     (b)  At or as promptly as practicable after the Effective Time as Midwest shall reasonably determine, Midwest shall provide, or cause any Midwest Subsidiary to provide, to each employee of CoVest and any CoVest Subsidiaries as of the Effective Time (“CoVest Employees”) the opportunity to participate in each employee benefit plan and program maintained by Midwest or the Midwest Subsidiaries for similarly-situated employees (the “Midwest Benefit Plans”) provided that with respect to such Midwest Benefit Plans, CoVest Employees shall be given credit for service with CoVest or any CoVest Subsidiary in determining eligibility for and vesting in benefits thereunder, but not for purposes of benefit accrual; provided further that CoVest Employees shall not be subject to any waiting periods or pre-existing condition exclusions under the Midwest Benefit Plans to the extent that such periods are longer or restrictions impose a greater limitation than the periods or limitations imposed under the CoVest Benefit Plans; and provided further that to the extent that the initial period of coverage for CoVest Employees under any Midwest Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA is not a full 12-month period of coverage, CoVest Employees shall be given credit under the applicable Midwest Benefit Plans for any deductibles and co-insurance payments made by such CoVest Employees under the CoVest Benefit Plans during the balance of such 12-month period of coverage. Nothing in the preceding sentence shall obligate Midwest to provide or cause to be provided any benefits duplicative to those provided under any CoVest Benefit Plan continued pursuant to Section 5.11(a) hereof, including extending participation in any Midwest Benefit Plan which is an “employee pension benefit plan” under ERISA with respect to any portion of the year during which benefits are accrued to CoVest Employees under the ESOP or the CoVest Profit Sharing and Savings Plan. Except as otherwise provided in this Agreement, the power of Midwest, a CoVest Subsidiary or any Midwest Subsidiary to amend or terminate any benefit plan or program, including any CoVest Benefit Plan shall not be altered or affected. Moreover, this Agreement shall not confer upon any CoVest Employee any rights or remedies hereunder and shall not constitute a contract of employment or create any rights, to be retained or otherwise, in employment at Midwest, a CoVest Subsidiary or any Midwest Subsidiary.

     (c)  As of the Effective, Time, the ESOP shall be terminated in accordance with its terms. Prior to the Effective Time, CoVest shall be permitted to make such changes to the ESOP as it deems appropriate to carry out the provisions of the ESOP and this Section 5.11(c) and shall file a request for determination with the IRS with respect to the termination of the ESOP. CoVest shall submit to Midwest for its review and comment such ESOP changes before they are made and the request for determination before it is filed with the IRS. Midwest acknowledges that approval of the Merger by the CoVest Stockholders shall constitute a “change in control” under the ESOP and that, pursuant to the terms thereof, the ESOP Trustee may sell a sufficient number of unallocated shares of CoVest Common Stock to repay the then outstanding ESOP Loan in full, and that the ESOP Trustee may sell such shares to CoVest. As soon as practicable after receipt of a favorable determination letter from the IRS with respect to the termination, the assets of the ESOP shall be distributed to the participants and beneficiaries or transferred pursuant to an eligible rollover distribution as a participant or beneficiary may direct (including a rollover into a qualified plan of Midwest, if approved by Midwest, in which the individual is then participating). Prior to the Effective Time, CoVest and each CoVest Subsidiary shall be entitled to make contributions to the ESOP for purposes of making prepayments on the ESOP Loan, provided such prepayments are fully deductible by CoVest or the CoVest Subsidiary under Section 404 of the Code (without regard to the carryover provisions of Section 404) and otherwise in compliance with Section 415 of the Code and do not adversely affect the tax qualified status of the ESOP under Section 401(a) and 4975 of the Code.

     (d)  CoVest Employees terminated for any reason except for cause within thirty (30) days of the Effective Time shall receive the following severance payments from Midwest (provided no such payment shall exceed one year’s salary): (i) officers shall receive two (2) month’s salary plus one (1) week’s salary for every year of service; and (ii) all other employees shall receive two (2) week’s salary plus one (1) week’s salary for every year of service. Following this thirty (30) day period, CoVest Employees shall be eligible to receive severance payments pursuant to any severance plan offered by Midwest to its employees. The Director Retirement Plan between CoVest and its directors shall be terminated at the Effective Time and the actuarial equivalent of the maximum benefits payable thereunder shall be paid in a cash lump sum to the directors. At the Effective Time, Midwest shall make lump-sum payments equal to the present value of the cost of post retirement health care benefits for plan participants who have agreed to receive such payments with the amounts being determined by an actuary mutually acceptable to Midwest and CoVest. CoVest agrees to use its reasonable best efforts to assist Midwest in persuading such participants to accept such lump sum payments. Midwest agrees to continue to provide after the Closing these post retirement health care benefits to any participant who chooses not to accept such payments. CoVest agrees to use its reasonable best efforts to assist Midwest in persuading the directors that have Director's Compensation Agreements to accept a cash lump sum payment for the periodic payments due thereunder. Midwest agrees to continue to pay after the Closing these periodic payments to any director who chooses not to accept such lump sum payment. CoVest shall be permitted to make payments (to the extent accrued) under its bonus plan in existence on the date hereof.

     (e)  Midwest agrees to honor (i) the Bank Incentive Plan and Trusts, (ii) the employment and change of control agreements, (iii) the employee retention agreements, (iv) the consulting agreements, (v) the severance pay plan, and (vi) all other written agreements with current and former employees and directors as set forth on the Disclosure Schedule of CoVest according to their terms with such modifications as set forth in the Disclosure Schedule of CoVest. Midwest hereby acknowledges that the Merger and the Closing constitute a change of control for purposes of the above-mentioned agreements. CoVest shall take such actions regarding certain payments to the executive officers of CoVest as are set forth in Schedule 5.11(e) of the Disclosure Schedule of CoVest.

     (f)  Midwest will reasonably cooperate with any person who will receive any cash payments or other distributions pursuant to the terms, or as a result of the termination, of any CoVest Benefit Plan or other agreement, plan or arrangement disclosed in the Disclosure

Schedules of CoVest for the purpose of reducing the income tax payable by the recipient of any such payment or distribution, provided that Midwest shall not be required to take any action that would materially increase the aggregate cost to it of such payments and distributions. Midwest will further use all reasonable effort to amend its employee benefit plans to permit former CoVest employees who become employees of Midwest and who receive distributions, including cash and Midwest Common Stock, from any CoVest Benefit Plan to rollover such distributions of cash and stock into a tax qualified employee benefit plan sponsored by Midwest or any Midwest Subsidiary.

     5.12 Tax Treatment. Neither CoVest or any CoVest Subsidiary nor Midwest or any of the Midwest Subsidiaries shall voluntarily take any action which would disqualify the Merger as a “reorganization” that would be tax free or deferred to the CoVest Stockholders pursuant to Section 368 of the Code. In addition, Midwest and CoVest agree to take any and all necessary or advisable steps to restructure or modify the terms of the transactions contemplated hereby, if such steps are necessary or advisable to qualify the transactions contemplated hereby as a tax-free reorganization under Section 368 of the Code; provided, however, that nothing contained in this Section 5.12 should be deemed to require Midwest or CoVest to take any steps to alter the Merger Consideration.

     5.13 Stock Exchange Listing. Midwest shall use its best efforts to list on the Nasdaq Stock Market, subject to official notice of issuance, the shares of Midwest Common Stock to be issued in the Merger.

VI. CONDITIONS

     6.01 Conditions to the Obligations of Midwest. Notwithstanding any other provision of this Agreement, the obligation of Midwest to consummate the Merger is subject to the following conditions precedent (except as those which Midwest may choose to waive):

     (a)  All of the representations and warranties made by CoVest in this Agreement and in any documents or certificates provided by CoVest shall have been true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for any untrue or inaccurate representations or warranties which individually or in the aggregate do not have a Material Adverse Effect on CoVest.

     (b)  CoVest shall have performed all obligations and shall have complied with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing Date, except where any such non-performance or noncompliance would not have a Material Adverse Effect on CoVest.

     (c) There shall not have been any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any federal or state government or governmental agency or instrumentality or court, which would prohibit Midwest’s ownership or operation of all or a material portion of CoVest’s business or assets, or would compel Midwest to dispose of or hold separate all or a material portion of CoVest’s business or assets, as a result of this Agreement, or which would render Midwest or CoVest unable to consummate the transactions contemplated by this Agreement.

     (d)  Since the date hereof, CoVest shall not have suffered a Material Adverse Effect.

     (e)  To the extent any material lease, license, loan, or financing agreement or other contract or agreement to which CoVest or any CoVest Subsidiary, as the case may be, is a party requires the consent of or waiver from the other party thereto as a result of the transactions contemplated by this Agreement, such consent or waiver shall have been obtained.

     (f)  Midwest shall have received proof satisfactory to it that CoVest has paid all expenses in connection with the transactions contemplated by this Agreement.

     (g)  If as of the Effective Time, CoVest or any CoVest Subsidiary is a party to any agreement with, or directive or order issued by, the FDIC, the OCC or any other bank regulatory authority, which imposes any material restrictions or requirements not applicable to national banking associations generally with respect to the conduct of CoVest or the CoVest Subsidiary’s business, Midwest shall have received written confirmation from each bank regulatory authority which has entered into such an agreement with CoVest or the CoVest Subsidiary or which has issued such a directive or order, in form and substance reasonably satisfactory to Midwest, to the effect that such agreement, directive or order will not be binding on or in any way to CoVest, the CoVest Subsidiary, Midwest or any Midwest Subsidiary following the Effective Time.

     (h)  Midwest shall have received from the Accountants a letter dated as of the Closing Date (the “Comfort Letter”) in form and substance satisfactory to Midwest, stating that on the basis of limited procedures specified by Midwest not constituting an audit, including a reading of the latest available unaudited financial statements, and inquiries of officials of CoVest responsible for financial and accounting matters, nothing has come to the attention of the Accountants to cause the Accountants to believe that: (i) the latest unaudited, consolidated financial statements prepared for CoVest were not prepared on a basis consistent with the CoVest Financial Statement, dated as of June 30, 2002; or (ii) as of the end of the month prior to the Closing Date (the “Valuation Date”), there are any changes in the capital stock, or other equity securities of CoVest or any CoVest Subsidiary, or increase in the debt of CoVest or any CoVest Subsidiary other than in the ordinary course of business as compared with the amounts of those items set out in the CoVest Financial Statement, dated as of June 30, 2002, and in the latest unaudited balance sheet of CoVest. The fees, costs and expenses of the Accountants in preparing this letter shall be borne by Midwest.

     (i)  Midwest shall have received the fairness opinion described in Section 5.04(c) hereof from an investment banking firm with a national reputation; provided, however, that Midwest shall use all reasonable efforts to obtain such opinion.

     (j)  Midwest shall have received evidence reasonably satisfactory to it that the Rights Agreement and the Rights associated therewith have been terminated.

     (k)  Midwest shall have received a certificate signed by the President and Chief Executive Officer of CoVest, dated as of the Closing Date, certifying that based upon his best knowledge, the conditions set forth in Sections 6.01(a), (b) and (d) hereof have been satisfied.

     6.02 Conditions to the Obligations of CoVest. Notwithstanding any other provision of this Agreement, the obligation of CoVest to consummate the Merger is subject to the following conditions precedent (except as those which CoVest may choose to waive):

     (a)  All of the representations and warranties made by Midwest in this Agreement and in any documents or certificates provided by Midwest shall have been true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for any untrue representations or warranties which individually or in the aggregate do not have a Material Adverse Effect on Midwest.

     (b)  Midwest shall have performed all obligations and shall have complied with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing Date, except where any such non-performance or noncompliance would not have a Material Adverse Effect on Midwest.

     (c)  Since the date hereof, Midwest shall not have suffered a Material Adverse Effect.

     (d)  CoVest shall have received the fairness opinion of William Blair & Company, LLC, as described in Section 5.04(b) hereof.

     (e)  Concurrently with the execution and delivery of this Agreement, Midwest shall deliver to CoVest a voting agreement in the form of Exhibit 6.02(e) signed by all directors and executive officers of Midwest who are holders of Midwest Common Stock and own more than 5,000 shares of Midwest Common Stock, and pursuant to which, they agree, among other things, to vote such shares in favor of this Agreement, the Merger and the Amendment.

     (f)  CoVest shall have received a certificate signed by the President and Chief Executive Officer of Midwest, dated as of the Closing Date, that based upon their best knowledge, the conditions set forth in Sections 6.02(a), (b) and (c) have been satisfied.

     6.03 Conditions to the Obligations of the Parties. Notwithstanding any other provision of this Agreement, the obligations of Midwest on the one hand, and CoVest on the other hand, to consummate the Merger are subject to the following conditions precedent (except as those which Midwest and CoVest may chose to waive):

     (a)  No preliminary or permanent injunction or other order by any federal or state court which prevents the consummation of the Merger shall have been issued and shall remain in effect.

     (b)  Midwest shall have received the approval of the Federal Reserve Board, the OCC and any other applicable regulatory authority to acquire CoVest and all required waiting periods shall have expired.

     (c)  The Merger shall have been approved by the requisite vote of the CoVest Stockholders and, if necessary, as described in Section 5.04(c), the Merger and the Amendment shall have been approved by the requisite vote of the Midwest Stockholders.

     (d)  The Registration Statement shall have been declared effective under the Securities Act and no stop orders shall be in effect and no proceedings for such purpose shall be pending or threatened by the SEC.

     (e)  Each party shall have received the tax opinion addressed to it referred to in Section 5.11 of this Agreement.

     (f)  The Midwest Common Stock to be issued to holders of CoVest Common Stock shall have been approved for listing on Nasdaq/NMS subject to official notice of issuance.

VII. TERMINATION; AMENDMENT; WAIVER

     7.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:

     (a)  By mutual written consent of the Board of Directors of Midwest and the Board of Directors of CoVest; or

     (b)  At any time prior to the Closing Date, by Midwest or CoVest if there shall have been a final judicial or regulatory determination (as to which all periods for appeal shall have expired and no appeal shall be pending) that any material provision of this Agreement is illegal, invalid or unenforceable (unless the enforcement thereof is waived by the affected party) or denying any regulatory application the approval of which is a condition precedent to any party’s obligations hereunder; or

     (c)  At any time on or before the date specified in Section 7.01(g) hereof, by Midwest or CoVest in the event that any of the conditions precedent to the obligations of the other to the Merger are rendered impossible to be satisfied or fulfilled by said date (other than by reason of a breach by the party seeking to terminate); or

     (d)  By Midwest or CoVest, in the event of a material breach by the other of any representation, warranty, covenant or agreement contained herein or in any schedule or document delivered pursuant hereto, which breach would result in the failure to satisfy the closing condition set forth in Section 6.01(a) or 6.01(b), in the case of Midwest, or Section 6.02(a) or 6.02(b), in the case of CoVest, and which breach cannot be or is not cured within thirty (30) days after written notice of such breach is given by the non-breaching party to the party committing such breach; or

     (e)  By Midwest in the manner provided within the terms specified in Section 4.06 hereof; or

     (f)  By CoVest pursuant to written notice given under the circumstances and subject to the conditions set forth in Sections 1.04(a) or 1.04(b) hereof; or

     (g)  By either Midwest or CoVest on or after June 30, 2003 (or July 31, 2003 in the event a protest is filed with bank regulatory authorities alleging the failure of a party or a party’s Subsidiary to comply with the Community Reinvestment Act of 1977), in the event the Merger has not been consummated by such date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein).

In the event either Midwest or CoVest elects to effect any termination pursuant to Section 7.01(b) through 7.01(g) above, it shall give written notice to the other specifying the basis for such termination.

     7.02 Expenses. Except as provided elsewhere herein, Midwest and CoVest shall each bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

     7.03 Payment in Lieu of Fees and Expenses and Opportunity Costs. In addition to the rights and remedies available to Midwest under Section 7.02 and Section 7.04, if this Agreement is terminated by Midwest pursuant to Section 7.01(c) or 7.01(d) due to a violation of Section 4.04 or this Agreement is terminated due to a decision by CoVest’s Board of Directors to provide information at the request of or enter into negotiations with a third party with respect to an unsolicited Takeover Proposal or to pursue a Takeover Proposal made by a third party and prior thereto or within eighteen (18) months after such termination:

     (a)  CoVest shall have entered into an agreement amounting to a Takeover Proposal or arising in connection with a Takeover Proposal, or a Takeover Proposal shall have occurred (other than as contemplated by and in connection with this Agreement), or

     (b)  the Board of Directors of CoVest shall have authorized or approved a Takeover Proposal or shall have publicly announced an intention to authorize or approve or shall have recommended that the stockholders of CoVest approve or accept any Takeover Proposal in each case other than as contemplated by this Agreement, then CoVest shall promptly, but in no event later than five (5) days after the first of such events shall have occurred, pay Midwest (to the extent it has not already at the time of termination) a fee equal to Five Million Dollars ($5,000,000).

     7.04 Survival of Agreements. In the event of termination of this Agreement by either Midwest or CoVest as provided in Section 7.01, this Agreement shall forthwith become void and have no effect except that the agreements contained in Sections 5.01, 7.02, 7.03 and 7.04 hereof shall survive the termination hereof. Notwithstanding the prior sentence or Section 7.03, in the event of termination of this Agreement caused by (i) willful breach by a party of any agreement, covenant, or undertaking of such party contained herein or in any exhibit hereto; or (ii) any uncured material misrepresentations or breach of warranty in any material respect by a party herein; or (iii) the failure of any condition set forth in Article VI hereof which has failed because a party did not exercise good faith and commercially reasonable efforts towards the fulfillment of such condition, then the other party shall in addition to any other rights herein (including those described in Section 7.02 and Section 7.03 hereof) be entitled to all its legal and equitable remedies with respect to such termination and the causes thereof.

     7.05 Amendment. This Agreement may be amended by the parties hereto by action taken by the Board of Directors of Midwest and the Board of Directors of CoVest at any time before or after approval hereof by the CoVest Stockholders or the Midwest Stockholders but, after such approval, no amendment shall be made which changes the form of consideration or adversely affects or decreases the value of the consideration to be received by the CoVest Stockholders or which in any other way adversely affects the rights of such CoVest Stockholders without the further approval of such CoVest Stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of Midwest and CoVest. Midwest and CoVest may, without approval of their respective Boards of Directors, make such technical changes to this Agreement, not inconsistent with the purposes hereof, as may be required to effect or facilitate any governmental approval or acceptance of the Merger or of this Agreement or to effect or facilitate any filing or recording required for the consummation of any of the transactions contemplated hereby.

     7.06 Waiver. Any term, provision or condition of this Agreement may be waived in writing at any time by the party which is, or the stockholders of which are, entitled to the benefits hereof. Each and every right granted to any party hereunder, or under any other document delivered in connection herewith or therewith, and each and every right allowed it by law or equity, shall be cumulative and may be exercised from time to time. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect such party’s right at a later time to enforce the same. No waiver by any party of a condition or of the breach of any term, agreement, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, agreement, covenant, representation or warranty of this Agreement. No investigation, review or audit by Midwest of CoVest, or by CoVest of Midwest, prior to or after the date hereof shall stop or prevent Midwest or CoVest, as the case may be, from exercising any right hereunder or be deemed to be a waiver of any such right.

VIII. GENERAL PROVISIONS

     8.01 Survival. All representations, warranties, covenants and agreements of the parties in this Agreement or in any instrument delivered by the parties pursuant to this Agreement shall not survive the Effective Time; provided that all of the agreements, covenants and obligations of Midwest set forth herein which are contemplated to be performed after the Effective Time shall survive the Effective Time.

     8.02 Defined Terms; Principles of Construction.

     (a)  For purposes of this Agreement, the following terms are defined in the indicated Sections:

Term	Section	Term	Section

Accountants	4.07	Federal Reserve Board	2.03

Aggregate Price Per Share of the Comparison Stocks	1.04(c)	GAAP	2.01(b)

Amendment	5.04(c)	Hazardous Substances	2.18(c)

Bank	Second paragraph of the Recitals	Lend to	4.01(n)

Bank Merger	Fourth paragraph of the Recitals	Liability	2.13

Bank Reports	3.06	Lower Limit	1.04(a)(i)

BFFC	2.04(b)	Material Adverse Effect	2.01(b) and 3.01(b)

BFKPN	4.04(a)	Merger	Third paragraph of the Recitals

BHC	First Paragraph of the Recitals	Merger Consideration	1.03

Certificates	1.09(a)	Midwest Bank	Fourth paragraph of the Recitals

Change in Control Benefit	3.17(a)	Midwest Base Price Per Share	1.04(c)

CII	1.08(h)	Midwest Benefit Plans	5.11(b)

Closing	1.06(a)	Midwest Common Stock	Third paragraph of the Recitals

Closing Audit	4.07	Midwest Common Stock Price Per Share	1.04(c)

Closing Date	1.06(a)	Midwest Financial Statements	2.07

Closing Midwest Stock Price	1.09(d)	Midwest Meeting	5.04

Code	Fifth paragraph of the Recitals	Midwest Off Balance Sheet Transaction	2.06(e)

Comfort Letter	6.01(h)	Midwest Percentage	1.04(a)(ii)

Commissioner	2.03	Midwest Premises	2.18(b)

Comparison Percentage	1.04(a)(ii)	Midwest Stockholders	2.01(a)

Comparison Stocks	1.04(d)	Midwest Subsidiaries	2.06(c)

Term	Section	Term	Section

Comparison Stocks Base Price Per Share	1.04(a)(ii)	Mortgaged Premises	2.18(c)

Confidentiality Agreement	5.01(c)	NASD	2.09

Conversion	3.07(c)	Nasdaq	1.03(b)

CoVest	2.04(b)	OCC	1.08(e)

CoVest Average Merger Price Per Share	1.04(c)	Participating Facility	2.18(c)

CoVest Base Price Per Share	1.04(c)	PBGC	3.17(d)

CoVest Benefit Plans	3.17(a)	Permitted Lien	3.22(c)

CoVest Common Stock	Third paragraph of the Recitals	Phase I	4.06(a)

CoVest Employees	5.11(b)	Pricing Period	1.04(a)(ii)

CoVest Financial Statements	3.06	Proxy Statement	2.03

CoVest Licenses	3.12	Registration Statement	2.03

CoVest Meeting	5.04(b)	Reorganization Agreement	2.04(b)

CoVest Off Balance Sheet Transaction	3.07(e)	Representatives	4.04(a)

CoVest Premises	3.18(b)	Rights Agreement	3.05(a)

CoVest Qualified Plan	3.17(b)	SEC	2.03

CoVest Share Number	1.05(h)	Securities Act	2.03

CoVest Stock Options	3.05(b)	Securities Exchange Act	2.08

CoVest Stock Option Plan	3.05(b)	Significant Subsidiary	4.04(b)

CoVest Stockholders	Third paragraph of the Recitals	Stock Exchange Ratio	1.03

CoVest Stockholder List	1.09(e)	Surviving Corporation	1.01(a)

Term	Section	Term	Section

CoVest Subsidiaries	3.07	Takeover Proposal	4.04(b)

CRA	2.10(d)	Valuation Date	6.01(h)

DGCL	1.01(a)

Dissenting Shares	1.10

Effective Time	1.01(b)

Environmental Laws	2.18(c)

ERISA	3.17(a)

ESOP	3.17(b)

ESOP Loan	3.17(b)

Exchange Agent	1.09(a)

     (b)  In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding;” (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Chicago, Illinois time; (vi) “including” means including, but not limited to; (vii) all references to Sections, Schedules and Exhibits are to Sections, Schedules and Exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances require; and (ix) the captions and headings of Articles, Sections, Schedules and Exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning of interpretation of this Agreement or any of its provisions. All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

     (c)  The Disclosure Schedules of each of Midwest and CoVest referred to in this Agreement shall consist of the information, agreements and other documentation described and referred to in this Agreement as being included in the Disclosure Schedules with respect to such party, which Disclosure Schedules were delivered by each of Midwest and CoVest to the other not less than one calendar day before the date of this Agreement. Disclosure of any fact or item in any Disclosure Schedule or Exhibit hereto referenced by a particular paragraph or section in this Agreement shall, should the existence of the fact or item or its contents be relevant to any other paragraph or section, be deemed to be disclosed with respect to that other paragraph or section whether an explicit cross-reference appears.

     8.03 Notices. All notices, consents, requests, demands and other communications hereunder shall be in writing and shall be deemed duly given to any party or parties (a) upon delivery to the address of the party or parties as specified below if delivered in person or by courier or if sent by certified or registered mail (return receipt requested), or (b) upon dispatch if transmitted by telecopy or other means of facsimile transmission and such transmission is confirmed successfully by the transmitting machine, provided that such transmission is received during normal business hours and that any transmission received outside of normal business hours shall be deemed to be received at the start of normal business hours commencing immediately after the dispatch of the transmission, in each case addressed as follows:

if to Midwest:	Brad A. Luecke President and Chief Executive Officer Midwest Banc Holdings, Inc. 501 West North Avenue Melrose Park, Illinois 60160 Telephone: (708) 865-1053 Telecopier: (708) 865-7273

copy to:	Timothy M. Sullivan Hinshaw & Culbertson 222 North LaSalle Street, Suite 300 Chicago, IL 60601-1081 Telephone: (312) 704-3852 Telecopier: (312) 704-3001

if to CoVest:	James L. Roberts President and Chief Executive Officer CoVest Bancshares, Inc. 749 Lee Street Des Plaines, Illinois 60016-6469 Telephone: (847) 294-6500 Telecopier: (847) 824-4204

copy to:	Dennis R. Wendte Barack Ferrazzano Kirschbaum Perlman & Nagelberg L.L.C. 333 West Wacker Drive Suite 2700 Chicago, IL 60606 Telephone: (312) 984-3188 Telecopier: (312) 984-3150

     8.04 Specific Enforceability. The parties recognize and hereby acknowledge that it is impossible to measure in money the damages that would result to a party by reason of the failure of either of the parties to perform any of the obligations imposed on it by this Agreement and that in any event damages would be an inadequate remedy in this instance. Accordingly, if any party should institute an action or proceeding seeking specific enforcement of the provisions hereof, the party against which such action or proceeding is brought hereby waives the claim or defense that the party instituting such action or proceeding has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists and shall waive or not assert any requirement to post bond in connection with seeking specific performance.

     8.05 Applicable Law; Jurisdiction.

     (a)  THIS AGREEMENT SHALL BE CONSTRUED AND INTERPRETED ACCORDING TO THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF, EXCEPT TO THE EXTENT THAT THE LAWS OF THE STATE OF ILLINOIS SHALL APPLY TO THE MERGER.

     (b)  In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any federal or state court located in Cook County, Illinois (and elsewhere with respect to appellate courts with jurisdiction over such matter) in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, and consents to service of process by notice as provided in Section 8.03 of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a federal or state court sitting in Cook County, Illinois.

     8.06 Severability. If any term, provision, covenant, or restriction contained in this Agreement is held by a final and unappealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Agreement to not achieve its essential purposes.

     8.07 Entire Agreement; Binding Effect; Non-Assignment; Counterparts. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement between the parties hereto and supersedes all other prior agreements and undertakings, both written and oral, between the parties, with respect to the subject matter hereof; and (b) is not intended to confer upon any other person any rights or remedies hereunder except as specifically provided herein. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties hereto;

provided, however, that Midwest may assign its rights hereunder to an affiliate of Midwest; provided further, that such an assignment by Midwest shall not relieve Midwest from any Liability if such affiliate fails to perform this Agreement. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

     8.08 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 8.09.

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the day and year first above written.

MIDWEST BANC HOLDINGS, INC.

By	/s/ Brad A. Luecke Brad A. Luecke, President and Chief Executive Officer

COVEST BANCSHARES, INC.

By	/s/ James L. Roberts James L. Roberts, President and Chief Executive Officer